Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VALLEY BANCORP, INC.,

TRIUMPH BANCORP, INC.

and

JAMES J. O’DELL, AS SHAREHOLDER REPRESENTATIVE

Dated as of July 26, 2017

ARTICLE I THE MERGER		1

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	2
1.4	Certificate of Formation and Bylaws of the Surviving Corporation	2
1.5	Directors and Officers	2
1.6	Effects of the Merger	2
1.7	Conversion of Stock	2
1.8	Bank Merger and Other Subsidiary Mergers	4

ARTICLE II DELIVERY OF MERGER CONSIDERATION		4

2.1	Deposit of Merger Consideration	4
2.2	Delivery of Merger Consideration	4
2.3	Escrow	6

ARTICLE III REPRESENTATIONS AND WARRANTIES OF COMPANY		7

3.1	Corporate Organization	7
3.2	Capitalization	8
3.3	Authority; No Violation	9
3.4	Consents and Approvals	10
3.5	Reports	10
3.6	Financial Statements	11
3.7	Undisclosed Liabilities	12
3.8	Absence of Certain Changes or Events	12
3.9	Legal Proceedings	12
3.10	Taxes and Tax Returns	12
3.11	Employee Benefit Plans	14
3.12	Labor Matters	17
3.13	Compliance with Applicable Law	17
3.14	Material Contracts	18
3.15	Agreements with Regulatory Agencies	20
3.16	Investment Securities	21
3.17	Derivative Instruments	21
3.18	Environmental Liability	21
3.19	Insurance	22
3.20	Title to Property	22
3.21	Intellectual Property	23
3.22	Broker’s Fees	24
3.23	Loans	24
3.24	Related Party Transactions	25
3.25	Takeover Laws	26
3.26	Approvals	26
3.27	Company Information	26
3.28	Opinion of Financial Advisor	26

i

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT		26

4.1	Corporate Organization	26
4.2	Authority; No Violation	27
4.3	Consents and Approvals	27
4.4	Legal Proceedings	28
4.5	Compliance with Applicable Law	28
4.6	Broker’s Fees	28
4.7	Financial Ability	28

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		29

5.1	Conduct of Business of Company Prior to the Effective Time	29
5.2	Forbearances of Company	29

ARTICLE VI ADDITIONAL AGREEMENTS		33

6.1	Regulatory Matters	33
6.2	Access to Information	34
6.3	Shareholder Approval	35
6.4	Public Disclosure	36
6.5	Employee Benefit Matters	37
6.6	Additional Agreements	38
6.7	Indemnification; Directors’ and Officers’ Insurance	38
6.8	No Solicitation	39
6.9	Takeover Statutes	42
6.10	Notice of Changes	42
6.11	Transaction Litigation	42
6.12	Trust Preferred Securities	42
6.13	Certain Actions to Be Taken Prior to the Closing	43
6.14	Allocation of Purchase Price; Reimbursement Amount	43

ARTICLE VII CONDITIONS PRECEDENT		44

7.1	Conditions to Each Party’s Obligation to Effect the Closing	44
7.2	Conditions to Obligations of Parent	45
7.3	Conditions to Obligations of Company	46

ARTICLE VIII TERMINATION AND AMENDMENT		47

8.1	Termination	47
8.2	Effect of Termination	48
8.3	Termination Fee	48
8.4	Amendment	49
8.5	Extension; Waiver	49

ARTICLE IX INDEMNIFICATION		49

9.1	Indemnification	49
9.2	Indemnification Procedures	50
9.3	Limitations on Indemnification	51

ARTICLE X SHAREHOLDER REPRESENTATIVE		52

10.1	Appointment	52
10.2	Powers of Shareholder Representative	52
10.3	Rights of Shareholder Representative	53
10.4	Liability of Shareholder Representative	53
10.5	Costs and Expenses	53
10.6	Indemnification	53
10.7	Resignation	54
10.8	Reliance	54
10.9	Negotiation	54

ARTICLE XI GENERAL PROVISIONS		54

11.1	Expenses	54
11.2	Notices	54
11.3	Interpretation	56
11.4	Counterparts	56
11.5	Entire Agreement	56
11.6	Governing Law; Venue; WAIVER OF JURY TRIAL	56
11.7	Specific Performance	57
11.8	Additional Definitions	57
11.9	Severability	61
11.10	Assignment; Third-Party Beneficiaries	61

Exhibit A:	Form of Voting and Support Agreement
Exhibit B:	Form of Letter of Transmittal
Exhibit C:	Purchase Agreement

Acceptable Confidentiality Agreement	11.8
Accountant	6.14(a)
Affiliate	3.24
Agreement	Preamble
Allocation Statement	6.14(a)
Alternative Transaction	8.3(a)
AOCI	11.8
Balance Sheet Date	11.8
Bank Merger	1.8
Bank Merger Certificates	1.8
Burdensome Condition	6.1(d)
Business Day	11.8
Cancelled Shares	1.7(c)
CBCA	Recitals
Certificate of Merger	1.3
Certificates	2.2(a)
Closing	1.2
Closing Date	1.2
Closing Tangible Book Value	11.8
Code	2.2(c)
Company	Preamble
Company Acquisition Agreement	6.8(e)
Company Adverse Recommendation Change	6.8(e)
Company Articles of Incorporation	3.1(a)
Company Bank	1.8
Company Benefit Plan	3.11(a)
Company Board Recommendation	3.3(a)
Company Bylaws	3.1(a)
Company Class B Common Stock	3.2
Company Common Stock	3.2
Company Financial Statements	3.6(a)
Company Intellectual Property	3.21(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Shareholders Meeting	6.3(b)
Company Subsidiaries	3.1(b)
Company Subsidiary	3.1(b)
Company Takeover Proposal	11.8
Company Voting Common Stock	3.2
Confidentiality Agreement	11.8
Conversion Date	11.8
Corporate Entity	11.8
Covered Employees	6.5(a)

CRA	3.13(c)
Delaware Courts	11.6(b)
Derivative Transactions	3.17
Disclosure Schedule	11.8
Dispute	10.9
Dissenting Shareholders	1.7(d)
Dissenting Shares	1.7(d)
Effective Time	1.3
End Time	11.8
Environmental Laws	3.18(a)
ERISA	3.11(a)
ERISA Affiliate	11.8
Escrow Agent	2.3(a)
Escrow Agreement	2.3(a)
Exchange Fund	2.1
Federal Reserve	3.4
GAAP	11.8
Governmental Entity	3.4
Holdback Consideration	11.8
Holders	2.2(a)
HSR Act	4.3
Indemnification Expiration Date	9.3(a)
Indemnified Party	9.1
Insurance Amount	6.7(b)
Intellectual Property	3.21(a)
IRS	3.11(b)
Knowledge	11.8
Law/Laws	11.8
Leased Premises	3.20(a)
Legal Action	9.2(a)
Letter of Transmittal	2.2(a)
Lien	3.1(b)
Loan	3.23(a)
Losses	9.1
Material Adverse Effect	11.8
Material Contract	3.14(a)
Merger	Recitals
Merger Consideration	11.8
Multiemployer Plan	3.11(g)
Multiple Employer Plan	3.11(g)
OREO	3.18(a)
Owned Real Property	3.20(a)
Parent	Preamble
Parent Bank	1.8

Parent Bylaws	1.4
Parent Certificate of Formation	1.4
Parent Material Adverse Effect	11.8
party/parties	11.8
Paying Agent	2.1
Paying Agent Agreement	2.1
PBGC	3.11(k)
Per Share Closing Consideration	11.8
Per Share Holdback Consideration	11.8
Per Share Merger Consideration	11.8
Permitted Encumbrances	3.20(a)
Person	11.8
Proxy Statement	6.3(a)
Real Property Leases	3.20(a)
Recent Company Balance Sheet	3.6(a)
Regulatory Agencies	3.5
Regulatory Approvals	6.1(a)
Reimbursement Amount	6.14(d)
Remedies Exceptions	3.3(a)
Reports	3.5

Representatives	6.8(a)
Requisite Shareholder Approval	3.3(a)
SBA	11.8
Shareholder Representative	Preamble
Specified Efforts	11.8
Statement of Merger	1.3
Subsidiary	3.1(b)
Superior Proposal	11.8
Surviving Corporation	Recitals
Takeover Statutes	3.25
Target Tangible Book Value	11.8
Tax	11.8
Tax Return	11.8
Taxes	11.8
TBOC	Recitals
Termination Fee	8.3(a)
Trust Preferred Securities	6.12
Unaudited Monthly Financial Statements	6.2(c)
Voting and Support Agreement	Recitals

v

AGREEMENT AND PLAN OF MERGER

Agreement and Plan of Merger (this “Agreement”), dated as of July 26, 2017, by and among Triumph Bancorp, Inc., a Texas corporation (“Parent”), Valley Bancorp, Inc., a Colorado corporation (“Company”) and James J. O’Dell, solely in his capacity as the representative (the “Shareholder Representative”) of each Company shareholder.

RECITALS

A. WHEREAS, the parties intend that Company merge with and into Parent (the “Merger”), on the terms and subject to the conditions set forth in this Agreement, with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

B. WHEREAS, the board of directors of Company has (i) determined that it is advisable and in the best interests of Company and the shareholders of Company for Company to enter into this Agreement, (ii) approved this Agreement and the transactions contemplated hereby (including the Merger) in accordance with the Colorado Business Corporation Act (the “CBCA”) and (iii) adopted a resolution recommending that this Agreement and the transactions contemplated hereby (including the Merger) be approved by the shareholders of Company;

C. WHEREAS, the board of directors of Parent has (i) determined that it is advisable and in the best interests of Parent and its shareholders to enter into this Agreement and (ii) approved this Agreement and the transactions contemplated hereby (including the Merger) in accordance with the Texas Business Organizations Code (the “TBOC”);

D. WHEREAS, certain shareholders of Company have simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (the “Voting and Support Agreement”) in connection with the Merger;

E. WHEREAS, certain individuals have simultaneously herewith entered into non-competition agreements in connection with the Merger; and

F. WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the applicable provisions of the TBOC and the CBCA, at the Effective Time, Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the Laws of the State of Texas. As of the Effective Time, the separate corporate existence of Company shall cease.

1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which date shall be no later than five (5) Business Days after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but in all cases subject to the satisfaction or waiver thereof), unless extended by mutual agreement of the parties; provided, however, that until January 1, 2018, the Closing shall not, without the prior written consent of Parent, occur prior to the Conversion Date. The date on which the Closing actually occurs is referred to as the “Closing Date.”

1.3 Effective Time. On the Closing Date, Company and Parent shall file or cause to be filed (a) with the Secretary of State of the State of Colorado a statement of merger containing such information as is required by the relevant provisions of the CBCA in order to effect the Merger (the “Statement of Merger”) and (b) with the Secretary of State of the State of Texas a certificate of merger containing such information as is required by the relevant provisions of the TBOC in order to effect the Merger (the “Certificate of Merger”). The Merger shall become effective at such time as is specified in the Statement of Merger and the Certificate of Merger (such time is hereinafter referred to as the “Effective Time”).

1.4 Certificate of Formation and Bylaws of the Surviving Corporation. At the Effective Time, the second amended and restated certificate of formation of Parent (“Parent Certificate of Formation”) and second amended and restated bylaws of Parent (“Parent Bylaws”) as in effect immediately prior to the Effective Time shall be the certificate of formation and bylaws, respectively, of the Surviving Corporation, until thereafter amended in accordance with applicable Law.

1.5 Directors and Officers. The directors of Parent immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors and assigns are duly elected and qualified, or their earlier death, resignation or removal. The officers of Parent immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office until the earlier of their death, resignation or removal in accordance with the Surviving Corporation’s certificate of formation and bylaws.

1.6 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the TBOC and the CBCA.

1.7 Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company or the holder of any of the following securities:

(a) No Effect on Parent Equity. Each share of common stock, par value $0.01 of Parent issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

(b) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares or Dissenting Shares) shall, subject to Section 1.7(d), be converted into the right to receive the Per Share Merger Consideration in cash without interest. All shares of Company Common Stock that have been converted in the Merger shall be cancelled automatically and shall cease to exist, and the holders of certificates which immediately prior to the Effective Time represented such shares shall cease to have any rights with respect to those shares, other than the right to receive (i) following Effective Time, the Per Share Closing Consideration, upon surrender of their Certificates in accordance with Section 2.2 and (ii) subject to and in accordance with Article IX and the Escrow Agreement, the Per Share Holdback Consideration, if any.

(c) Cancellation of Certain Shares of Company Stock. All shares of Company Common Stock that are owned by Company as treasury shares or otherwise owned by Parent or Company (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent or Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Per Share Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the “Cancelled Shares”).

(d) Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a Company shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Article 113 of the CBCA (the “Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive the Per Share Merger Consideration (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Article 113 of the CBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the provisions of Article 113 of the CBCA and this Section 1.7(d)), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Company Common Stock under the CBCA. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Company Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Per Share Merger Consideration for each such share of Company Common Stock, in accordance with Section 1.7(b), without any interest thereon. Company shall give Parent (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Company Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the CBCA and received by Company relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the CBCA. Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Paying Agent pursuant to Section 2.1 to pay for shares of Company Common Stock for which dissenter’s rights have been perfected shall be returned to Parent upon demand.

(e) Holdback Consideration. Notwithstanding the foregoing provisions of this Section 1.7, in lieu of delivering all of the Merger Consideration to the Holders of Company Common Stock in accordance with Section 2.2, Parent and Company agree that the Holdback Consideration shall be deposited into escrow and distributed in accordance with Section 2.3 and Article IX hereof.

1.8 Bank Merger and Other Subsidiary Mergers. Immediately following the Effective Time, or at such later time as Parent may determine in its sole discretion, Valley Bank & Trust, a Colorado-chartered bank and a wholly owned Subsidiary of Company (“Company Bank”), will merge (the “Bank Merger”) with and into TBK Bank, SSB, a Texas-chartered state savings bank and a wholly owned Subsidiary of Parent (“Parent Bank”) pursuant to an agreement and plan of merger to be agreed upon by Parent and Company and executed prior to the Closing Date, which agreement shall be in form and substance customary for mergers similar to the Bank Merger. Parent Bank shall be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank shall cease. Prior to the Effective Time, Company shall cause Company Bank, and Parent shall cause Parent Bank, to execute such certificates or articles of merger and such other documents and certificates as are necessary to effectuate the Bank Merger (the “Bank Merger Certificates”).

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

2.1 Deposit of Merger Consideration. Promptly after the Effective Time, Parent shall deposit with a bank or trust company selected by Parent and reasonably acceptable to Company (the “Paying Agent”) pursuant to an agreement entered into prior to the Closing (the “Paying Agent Agreement”) immediately available funds equal to the aggregate Per Share Closing Consideration (collectively, the “Exchange Fund”), and Parent shall instruct the Paying Agent to timely deliver the aggregate Per Share Closing Consideration for exchange in accordance with this Agreement. Notwithstanding the foregoing, Parent may at any time prior to the fifth Business Day prior to the distribution of the Proxy Statement elect to act as Paying Agent by delivery of written notice to Company, in which case Parent shall, or at Parent’s request Company shall, deliver to each Holder a Letter of Transmittal and Parent shall fulfill the obligations of the Paying Agent hereunder. If Parent makes the foregoing election prior to the distribution of the Proxy Statement, Company shall, if elected by Company or requested by Parent, distribute the Letter of Transmittal together with the Proxy Statement.

2.2 Delivery of Merger Consideration.

(a) Subject to Section 2.1, not later than five (5) Business Days after the Closing Date, the Paying Agent shall mail to each holder of record (collectively, the “Holders”) of certificates representing shares of Company Common Stock (“Certificates”) that were converted into the right to receive the Per Share Merger Consideration pursuant to Section 1.7 (i) a letter of transmittal substantially in the form attached as Exhibit B (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Per Share Closing Consideration upon surrender of such Certificate.

(b) Upon the later of (i) five (5) Business Days after surrender to the Paying Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, or (ii) the Closing Date, the Paying Agent shall pay and distribute to such Holder of Company Common Stock the Per Share Closing Consideration in respect of the shares of Company Common Stock represented by its Certificate(s), and upon surrender to the Paying Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder of Company Common Stock will be entitled to receive, subject to and in accordance with Article IX and the Escrow Agreement, the Per Share Holdback Consideration. Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Per Share Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such Holder is entitled pursuant to, this Article II.

(c) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the Per Share Merger Consideration shall be delivered pursuant to Section 2.2(b) in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered Holder of the Certificate and establish to the satisfaction of Parent that the Tax has been paid or is not applicable. The Paying Agent, Parent and Parent’s Affiliates shall be entitled to deduct or withhold (or cause to be deducted or withheld) from the Per Share Merger Consideration and any other amounts otherwise payable pursuant to this Agreement such amounts as the Paying Agent, Parent or Parent’s applicable Affiliate, as the case may be, is required to deduct or withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent the amounts are so deducted or withheld and paid over to the applicable Tax authorities, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to Person in respect of whom such deduction and withholding was made.

(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Paying Agent, they shall be cancelled and exchanged for the Per Share Merger Consideration in accordance with Section 1.7 and the procedures set forth in this Article II.

(e) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the first anniversary of the Effective Time shall be paid to Parent; provided that to the extent at any time prior to such first anniversary any portion of the Exchange Fund that remains unclaimed would have to be delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws, the Paying Agent shall first notify Parent and, at Parent’s option, such portion shall instead be paid to Parent. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Per Share Closing Consideration, without any interest thereon. None of Parent, Company, the Paying Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(f) In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Paying Agent, the posting by such person of a bond in such amount as Parent or Paying Agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate the Per Share Closing Consideration deliverable in respect thereof pursuant to this Agreement.

(g) Subject to the terms of the Paying Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein and (ii) the method of payment of the Per Share Closing Consideration.

(h) In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to Article I and Article II as are necessary or appropriate to implement the same purpose and effect that Article I and Article II have with respect to shares of Company Common Stock that are represented by Certificates.

2.3 Escrow.

(a) As promptly as practicable after the date hereof, Parent and Company shall appoint an escrow agent mutually agreeable to Parent and Company (the “Escrow Agent”) pursuant to an escrow agreement by and among Parent, Company, the Shareholder Representative and the Escrow Agent in form and substance reasonably satisfactory to each of the parties thereto (the “Escrow Agreement”).

(b) At the Effective Time, the Holdback Consideration described in Section 1.7(e) shall be delivered to the Escrow Agent to serve as security for the indemnification obligations of Company under Article IX of this Agreement. Subject to the other applicable terms of this Agreement and the Escrow Agreement, the Holdback Consideration shall be held in escrow until the Indemnification Expiration Date and shall thereafter be released from escrow in accordance with and at the times specified in the Escrow Agreement and paid to the Holders of Company Common Stock who surrendered their Certificates to the Paying Agent or otherwise complied with the process of perfecting their right to receive Per Share Merger Consideration pursuant to Section 2.2. Each such Holder shall be entitled to receive the Per Share Holdback Consideration plus accrued interest thereon, as applicable, in accordance with and subject to the terms of Article IX and the Escrow Agreement. The rights under the Escrow Agreement, including the right to receive any Holdback Consideration, will not be transferable or assignable by a Holder other than by will or by the Laws of descent and distribution in the case of a natural person, or in the case of a trust or entity, to any successor trustee or successor entity, including the distribution to the beneficial owners in accordance with the terms of the governing documents or under applicable Law.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as set forth in the applicable section of the Disclosure Schedule (it being understood that any information disclosed pursuant to any section or subsection of the Disclosure Schedule shall be deemed to be included in any other section where such disclosure would reasonably appear on its face to be an applicable disclosure or qualification thereunder, whether or not repeated or cross-referenced under such section), Company hereby represents to Parent as follows:

3.1 Corporate Organization.

(a) Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Colorado. Company Bank is a Colorado-chartered bank duly organized, validly existing and in good standing under the Laws of the State of Colorado. The deposit accounts of Company Bank are insured by the Federal Deposit Insurance Corporation through the Bank Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by Company Bank when due. Company is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. Each of Company and Company Bank has the requisite corporate power and authority to own or lease and operate all of its respective properties and assets and to carry on its respective business as it is now being conducted. Each of Company and Company Bank is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to be material to Company. True and complete copies of the Amended and Restated Articles of Incorporation of Company (the “Company Articles of Incorporation”) and Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Company is not in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws.

(b) Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of Company (each, a “Company Subsidiary” and collectively the “Company Subsidiaries”). Section 3.1(b) of the Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each such Company Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Company Subsidiary, or contracts, commitments, understandings or arrangements by which such Company

Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by Company or another of its Subsidiaries free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind (“Lien”) with respect thereto. Each Company Subsidiary (i) is a duly organized and validly existing corporation, partnership or limited liability company or other legal entity under the Laws of its jurisdiction of organization, (ii) is duly licensed and qualified to do business and is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified (except for jurisdictions in which the failure to be so qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect) and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. A true, correct and complete copy of the articles or certificate of incorporation or certificate of trust and bylaws (or similar governing documents) of each Company Subsidiary, as amended and currently in effect, has been delivered and made available to Parent. Except for its interests in Company Subsidiaries, Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, “Subsidiary” shall mean, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

3.2 Capitalization. The authorized capital stock of Company consists of 50,000 shares of common stock, $0.10 par value per share, of Company (“Company Voting Common Stock”) and 450,000 shares of Class B common stock, $0.10 par value per share, of Company (“Company Class B Common Stock,” and together with the Company Voting Common Stock, “Company Common Stock”). As of the date of this Agreement, there are (a) 11,698 shares of Company Voting Common Stock issued and outstanding and (b) 159,126 shares of Company Class B Common Stock issued and outstanding; and no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. No bonds, debentures, notes or other indebtedness having the right to vote on any matters on which shareholders of Company may vote are issued or outstanding. There are no outstanding subscriptions, options, stock appreciation rights, warrants, restricted stock units, phantom units, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, any such securities. Except for the Voting and Support Agreement, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete listing of each outstanding series of trust preferred and subordinated debt securities of Company and certain information with respect thereto, including the holders of such securities as of the date of this Agreement, and all such information is accurate and complete to the Knowledge of Company.

3.3 Authority; No Violation.

(a) Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by the board of directors of Company, the board of directors of Company has determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to and in the best interests of Company and its shareholders and has adopted a resolution recommending that this Agreement be approved by Company’s shareholders (the “Company Board Recommendation”), and all necessary corporate action in respect thereof on the part of Company has been taken, subject to the approval of this Agreement and the transactions contemplated hereby (including the Merger) by the affirmative vote of the Holders of two-thirds of the outstanding shares of Company Voting Common Stock (the “Requisite Shareholder Approval”). This Agreement has been duly and validly executed and delivered by Company. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (collectively, “Remedies Exceptions”).

(b) Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles of Incorporation or Company Bylaws or (ii) assuming that the consents and approvals referred to in Sections 3.3(a) and 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien with respect thereto upon any of the properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries.

3.4 Consents and Approvals. Except as set forth on Section 3.4 of the Disclosure Schedule and for (a) the filing of any required applications, filings or notices with (i) the Board of Governors of the Federal Reserve System (the “Federal Reserve”) and the Federal Deposit Insurance Corporation, (ii) the Texas Department of Savings and Mortgage Lending and (iii) the Colorado Division of Banking, and approval of or non-objection to such applications, filings and notices, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Texas pursuant to the TBOC and the filing of the Statement of Merger with the Secretary of State of the State of Colorado pursuant to the CBCA and (c) the filing of the Bank Merger Certificates, no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory, self-regulatory authority or instrumentality (each, a “Governmental Entity”) are required to be made or obtained by Company or any of its Subsidiaries in connection with (i) the execution and delivery by Company of this Agreement or (ii) the consummation of the transactions contemplated hereby. Company has no Knowledge of any fact, condition or circumstance that would result in the delay or denial of appropriate regulatory approval for the consummation of the transactions contemplated by this Agreement.

3.5 Reports. Company and each of its Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2013 (“Reports”) with (a) the Federal Reserve, (b) the Colorado Division of Banking and (c) any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over the parties or their respective Subsidiaries (the agencies and authorities identified in clauses (a) through (c), inclusive, are, collectively, the “Regulatory Agencies”), and all other Reports required to be filed (or furnished, as applicable) by them, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole. Any such Report regarding Company filed with or otherwise submitted to any Regulatory Agency, as of the date of its filing or submission, as applicable, complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Company and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Company, examination or investigation by, any Regulatory Agency into the business or operations of Company or any of its Subsidiaries.

3.6 Financial Statements.

(a) Company has previously made available to Parent copies of the following financial statements (the “Company Financial Statements”), copies of which are attached as Section 3.6(a) of the Disclosure Schedule: (i) the audited consolidated balance sheets of Company and its Subsidiaries for the years ended December 31, 2014, December 31, 2015 and December 31, 2016, and the related audited consolidated statements of income and cash flow for the fiscal years 2014, 2015 and 2016, (ii) the unaudited consolidated balance sheets of Company and its Subsidiaries for the three months ended March 31, 2016 and March 31, 2017 (the “Recent Company Balance Sheet”), and the related unaudited consolidated statements of income and cash flow for the three months ended March 31, 2016 and March 31, 2017, and (iii) the call reports of Company and each of its depository Subsidiaries for the fiscal years ended December 31, 2014, 2015 and 2016. The Company Financial Statements fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiaries as of the respective dates or for the respective periods therein set forth and have been prepared in accordance with either GAAP or regulatory accepted accounting procedures pursuant to regulatory requirements, as applicable, consistently applied during the periods involved. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries in all material respects.

(b) Company maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the business of Company and its Subsidiaries. Company has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting. Since December 31, 2013, Company has not experienced or effected any material change in internal control over financial reporting.

(c) Since December 31, 2013, (i) neither Company nor any of its Subsidiaries has received or received written notice of, and to the Knowledge of Company, no director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls relating to periods after December 31, 2013, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of Company, no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation, relating to periods after December 31, 2013, by Company or any of its officers, directors, employees or agents to the board of directors of Company or any committee thereof or to any director or officer of Company.

(d) The books and records kept by Company and any of its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements.

(e) Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries in Company’s or such Subsidiary’s financial statements.

3.7 Undisclosed Liabilities. Except for (a) those liabilities that are set forth on the Company Financial Statements, and (b) liabilities incurred since the Balance Sheet Date in the ordinary course of business consistent with past practice and that are not, individually or in the aggregate, material to Company and its Subsidiaries, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), whether or not the same would have been required to be reflected on in the Company Financial Statements if it had existed on or before the Balance Sheet Date.

3.8 Absence of Certain Changes or Events. Since the Balance Sheet Date, (a) Company and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices, and (b) there has not been any Material Adverse Effect.

3.9 Legal Proceedings. Except as set forth in Section 3.9 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Company, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries. There is no injunction, order, judgment or decree imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries.

3.10 Taxes and Tax Returns.

(a) Company and each of its Subsidiaries has (i) duly and timely filed or caused to be filed (including all valid extensions) all material federal, state, foreign and local Tax Returns required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all respects), and (ii) duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it, except in each case of clause (i) or (ii) with respect to Taxes contested in good faith by appropriate proceedings for which appropriate reserves, in accordance with GAAP, are reflected in the Company Financial Statements.

(b) No jurisdiction where Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of Company and its Subsidiaries is required to file a Tax Return in such jurisdiction or is subject to taxation by such jurisdiction.

(c) No Liens for Taxes exist with respect to any of the assets of Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

(d) There are no audits, examinations, investigations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of Company or any of its Subsidiaries.

(e) There is no waiver or extension of the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Company and any of its Subsidiaries, which waiver or extension is in effect.

(f) Neither Company nor any of its Subsidiaries has participated in any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(g) Neither Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, reimbursement, indemnity or similar agreement or arrangement, whether written or otherwise, that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person.

(h) Neither Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company or any of its subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

(i) Neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

(j) Neither Company nor any of its Subsidiaries will be required to include any material item of income or gain in, or exclude any material item of deduction or loss from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction on or prior to the Closing Date, any accounting method change or agreement with any Governmental Entity filed or made on or prior to the Closing Date, any open transaction disposition made or prepaid amount received on or prior to the Closing Date, any intercompany transaction on or prior to the Closing Date or any election under Section 108(i) of the Code. Neither Company nor any of its Subsidiaries has taken any action that would defer a liability for Taxes from any taxable period (or portion thereof) ending on or prior to the Closing Date to any taxable period (or portion thereof) ending after the Closing Date.

(k) Neither Company nor any of its Subsidiaries has made (or has pending) any application with any Governmental Entity requesting permission for any changes in accounting method.

(l) No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any of its Subsidiaries.

(m) All Taxes required to be withheld, collected or deposited by Company or any of its Subsidiaries (including in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party) have been timely withheld, collected or deposited, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Company and each of its Subsidiaries has complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(n) Company is, and has been since January 1, 1999, a validly electing “S corporation” within the meaning of Sections 1361 and 1362 of the Code (or any similar provision of state, local or foreign Tax Law) for U.S. federal income Tax purposes and for income Tax purposes in each other jurisdiction which recognizes such status and in which it would, absent such an election, be subject to corporate income tax.

(o) Company (or any successor of Company) is not and has not been liable for any Tax under Sections 1374(a) or 1375(a) of the Code (or any similar provision of state, local or foreign Tax Law). Company has not, in the past ten (10) years, acquired assets from another corporation in a transaction in which Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor.

(p) Each Subsidiary of Company is properly classified as a “disregarded entity” within the meaning of Treasury Regulations Section 301.7701-2 for all U.S. federal and state income Tax purposes or as a “qualified subchapter S subsidiary” within the meaning of Section 1361(b)(3) of the Code.

(q) Company does not have, and, from and after January 1, 1999, has not had, as a shareholder (x) a person (other than a trust described in Section 1361(c)(2) of the Code, or an organization described in Section 1361(c)(6) of the Code) who is not an individual or (y) a nonresident alien within the meaning of Section 1361(b)(1)(C) of the Code.

3.11 Employee Benefit Plans.

(a) Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of each Company Benefit Plan. For purposes of this Agreement, “Company Benefit Plan” shall mean each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and each bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance or other compensatory or benefit plan, program, policy or arrangement, and each retention, bonus, employment, termination, severance, change-in-control or other contract or agreement to which Company or any Subsidiary or any of their respective ERISA Affiliates is a party or that is maintained, contributed to or sponsored by Company or any Subsidiary or any of their respective ERISA Affiliates for the benefit of any current or former employee, officer, director or independent contractor of Company or any Subsidiary or any of their respective ERISA Affiliates.

(b) Company has delivered or made available to Parent true, correct and complete copies of the following (as applicable) with respect to each Company Benefit Plan: (i) the written document evidencing such Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report

(Form 5500), if any, filed with the Internal Revenue Service (“IRS”) for the most recent plan year, (iii) the most recently received IRS determination, opinion or advisory letter, if any, (iv) the most recently prepared actuarial report or financial statement, if any, (v) the most recent summary plan description, if any, for such Company Benefit Plan (or other descriptions of such Company Benefit Plan provided to employees) and all modifications thereto, (vi) all material correspondence with the United States Department of Labor or the IRS since January 1, 2013, (vii) all amendments, modifications or material supplements to such Company Benefit Plan and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no material amendments to any Company Benefit Plan that have been adopted or approved.

(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the United States Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program.

(d) Each Company Benefit Plan that is in any part a “nonqualified deferred compensation plan” subject to Section 409A of the Code (i) materially complies and, at all times after December 31, 2008 has materially complied, both in form and operation, with the requirements of Section 409A of the Code and the final regulations thereunder and (ii) between January 1, 2005 and December 31, 2008 was operated in good faith compliance with Section 409A of the Code, as determined under applicable guidance of the Department of the Treasury and the IRS.

(e) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code is identified as a “Qualified Plan” on Section 3.11(a) of the Disclosure Schedule. The IRS has issued a favorable determination, advisory or opinion letter with respect to each Qualified Plan and the related trust which has not been revoked, and there are no existing circumstances and no events have occurred that would adversely affect the qualified status of any Qualified Plan or the related trust.

(f) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Company or any of its Subsidiaries or ERISA Affiliates maintained or contributed to an employee benefit plan subject to Title IV of ERISA at any time during the six (6) years prior to the date hereof.

(g) (i) No Company Benefit Plan is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the six (6) years prior to the date hereof, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has at any time during the six (6) years prior to the date hereof incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(h) Neither Company nor any of its Subsidiaries provides, has provided or has any obligation with respect to any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any Company Benefit Plan is intended to meet the requirements of Code Section 501(c)(9).

(i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, funding, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer or director of Company or any of its Subsidiaries under a Company Benefit Plan or otherwise, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for, and Company and its Subsidiaries do not otherwise have any obligation with respect to, the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

(j) Neither Company, its Subsidiaries, any of their respective ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would subject any Company Benefit Plan or its related trusts, Company, any of its Subsidiaries, any of their respective ERISA Affiliates or any person that Company or any of its Subsidiaries has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k) There are no pending or, to the Knowledge of Company, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to the Knowledge of Company, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Company Benefit Plan, any fiduciaries thereof with respect to their duties to the Company Benefits Plan or the assets of any of the trusts under any Company Benefit Plan, in each case, which would reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation (the “PBGC”), the United States Department of the Treasury, the United States Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or the subject of an investigation by the IRS, the United States Department of Labor, the PBGC, the Securities and Exchange Commission or any other Governmental Entity, nor is any such audit or investigation pending or, to the Knowledge of Company, threatened.

3.12 Labor Matters.

(a) There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to Company’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or, to Company’s Knowledge, threatened against or involving Company or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles, other than routine grievance matters, with respect to Company or any of its Subsidiaries at any time within three (3) years prior to the date of this Agreement.

(b) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices. Each of Company and its Subsidiaries are in compliance in all material respects with all applicable state, federal and local Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave and employee terminations, and have not engaged in any unfair labor practices or similar prohibited practices. There are no complaints, lawsuits, arbitrations, administrative proceedings or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries brought by any current or former employee or their eligible dependents or beneficiaries.

3.13 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries and each of their employees hold all material licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in material compliance with, and are not and have not been in material violation of, any applicable Law and neither Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any material violations of any licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties or any applicable Law.

(b) Company and each of its Subsidiaries have properly administered in all material respects all accounts for which Company or any of its Subsidiaries acts as a fiduciary, including accounts for which Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in material compliance with the terms of the governing documents and applicable Law in all material respects. None of Company or any of its Subsidiaries, or any director, officer or employee of Company or any of its Subsidiaries, has committed any material breach of trust with respect to any such fiduciary account.

(c) Company and each insured depository Subsidiary of Company is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and the institution’s rating under the Community Reinvestment Act of 1997 (“CRA”) is no less than “satisfactory.” Neither Company nor any Company Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes will change within one (1) year.

3.14 Material Contracts.

(a) Except as set forth in Section 3.14(a) of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any of the following:

(i) any contract or agreement entered into since January 1, 2013 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

(ii) any trust indenture, mortgage, promissory note, loan agreement, mortgage loan purchase agreement, or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where Company or any of its Subsidiaries is a lender, borrower or guarantor other than agreements evidencing deposit liabilities, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business;

(iii) any contract or agreement limiting the freedom of Company or any of its Subsidiaries to engage in any line of business or to compete with any other Person or prohibiting Company from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

(iv) any contract or agreement with any Affiliate of Company or its Subsidiaries;

(v) any agreement of guarantee, support or indemnification by Company or its Subsidiaries, assumption or endorsement by Company or its Subsidiaries of, or any similar commitment by Company or its Subsidiaries with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

(vi) any agreement under which a payment obligation in excess of $50,000 would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

(vii) any alliance, cooperation, joint venture, shareholders’ partnership or similar agreement involving a sharing of profits or losses relating to Company or any of its Subsidiaries;

(viii) any employment agreement with any employee or officer of Company or any of its Subsidiaries;

(ix) any broker, distributor, dealer, agency, sales promotion, customer or client referral, underwriter, administrative services, market research, market consulting or advertising agreement providing for annual payments by Company or its Subsidiaries of more than $30,000;

(x) any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to, any assets or properties, or any interest therein, of Company or its Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

(xi) any contract or agreement that contains any (A) exclusive dealing obligation, (B) “clawback” or similar undertaking requiring the reimbursement or refund of any fees, (C) “most favored nation” or similar provision granted by Company or any of its Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

(xii) any material contract or agreement which would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

(xiii) any contract under which Company or any Company Subsidiary will have a material obligation with respect to an “earn-out,” contingent purchase price or similar contingent payment obligation, or any other material liability after the date hereof;

(xiv) any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments for the lease year that includes December 31, 2016, as applicable, were in excess of $30,000;

(xv) any contract not listed above that is material to the financial condition, results of operations or business of Company or its Subsidiaries, including any contract that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities and Exchange Commission);

(xvi) any contract or agreement with respect to the performance by Company or its Subsidiaries of Loan servicing with any outstanding obligations that are material to Company or any of its Subsidiaries;

(xvii) any contract or agreement that (A) grants Company or one of its Subsidiaries any right to use any Intellectual Property (other than “shrink-wrap,” “click-wrap” or “web-wrap” licenses in respect of commercially available software) and that provides for payments in excess of $30,000, (B) permits any third person to use, enforce or register any Intellectual Property, including any license agreements, coexistence agreements and covenants not to use or (C) restricts the right of Company or one of its Subsidiaries to use or register any Intellectual Property;

(xviii) any contract or agreement that is a settlement agreement other than releases immaterial in nature or amount entered into in the ordinary course of business with the former employees of Company or its Subsidiaries or independent contractors in connection with the routine cessation of such employee’s or independent contractor’s employment; or

(xix) any contract or agreement that involved or is expected to involve the payment of more than $50,000 by Company and its Subsidiaries in 2016 or 2017 (other than any such contracts which are terminable by Company or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice).

Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a) to which Company or any of its Subsidiaries is bound, whether or not set forth on Section 3.14(a) of the Disclosure Schedule, is referred to herein as a “Material Contract.”

(b) (i) Each Material Contract is valid and binding on Company or its applicable Subsidiary and in full force and effect, and, to the Knowledge of Company, is valid and binding on the other parties thereto; (ii) Company and each of its Subsidiaries and, to the Knowledge of Company, each of the other parties thereto, has performed in all material respects all obligations required to be performed by it to date under each Material Contract; and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or default on the part of Company or any of its Subsidiaries or, to the Knowledge of Company, any other party thereto, under any such Material Contract.

3.15 Agreements with Regulatory Agencies. Other than as set forth in Section 3.15 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or formal or informal enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates in any way to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Disclosure Schedule, a “Company Regulatory Agreement”), nor does Company have Knowledge of any pending or threatened regulatory investigation or other action by any Regulatory Agency or other Governmental Entity or that such Regulatory Agency or Governmental Entity is considering issuing any such Company Regulatory Agreement.

3.16 Investment Securities. Each of Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Company and its Subsidiaries. Such securities are valued on the books of Company and its Subsidiaries in accordance with GAAP.

3.17 Derivative Instruments. All Derivative Transactions, whether entered into for the account of Company or one of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with prudent banking practice and in material compliance with applicable Laws and other policies, practices, procedures employed by Company, as applicable, and are legal, valid and binding obligations of Company or one of their respective Subsidiaries, as applicable, enforceable against it in accordance with their terms (except as such enforcement may be limited by Remedies Exceptions), and are in full force and effect. Company and its Subsidiaries have duly performed in all material respects all of their obligations thereunder to the extent required, and, to the Knowledge of Company, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of Company and such Subsidiaries in accordance with GAAP. As used herein, “Derivative Transactions” shall mean any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.18 Environmental Liability.

(a) Each of Company and its Subsidiaries, and, to the Knowledge of Company, any property in which Company or any of its Subsidiaries holds a security interest (except for real property owned, held or managed by Company or its Subsidiaries following foreclosure or the acceptance of a deed in lieu of foreclosure (“OREO”)), is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (“Environmental Laws”).

(b) There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that would reasonably be expected to result in the imposition on Company or any of its Subsidiaries, of any material liability or obligation in excess of $50,000 arising under any Environmental Law pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries.

(c) Company is not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2013 assessing the presence of hazardous materials located on any property owned or leased by Company or any Company Subsidiary that is within the possession or control of Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

3.19 Insurance. Company and its Subsidiaries are insured with insurers of recognized financial responsibility with respect to their assets and business against such risks and in such amounts as Company reasonably believes is adequate coverage against all material risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Company and its Subsidiaries. Section 3.19 of the Disclosure Schedule contains a list of all insurance policies applicable and available to Company and its Subsidiaries with respect to its business or that are otherwise maintained by or for Company or its Subsidiaries other than with respect to OREO (the “Company Policies”) and Company has provided true and complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Disclosure Schedule or would not be material, individually or in the aggregate, to Company and its Subsidiaries, taken as a whole, there is no claim for coverage by Company or any of its Subsidiaries pending under any of such Company Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Company Policies or in respect of which such underwriters have reserved their rights. Each Company Policy is in full force and effect and all premiums payable by Company or its Subsidiaries have been or will be timely paid, by Company or its Subsidiaries, as applicable. Neither Company nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Company Policies.

3.20 Title to Property.

(a) Except as would not be material to Company, Company or one of its Subsidiaries (i) has good and marketable title to all real property reflected in the Company Financial Statements as being owned by Company or one of its Subsidiaries other than OREO (“Owned Real Property”), free and clear of all Liens of any nature whatsoever, except for (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for Taxes and other governmental charges and assessments not yet due and payable (or being contested in good faith and for which adequate reserves have been established in accordance with GAAP), (C) easements, rights of way, and restrictions, zoning ordinances and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby in the ordinary course of business, (D) Liens of carriers, warehousemen, mechanics’ and materialmen and other like Liens arising in the ordinary course of business, and (E) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties ((A) through (E) collectively, “Permitted Encumbrances”) and (ii) has good and marketable leasehold interests in all parcels of real property leased to Company reflected in the Company Financial Statements (the “Leased Premises”), free and clear of all Liens of any nature created by Company or any of its Subsidiaries or, to the Knowledge of Company, any other Person, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the leases, subleases, licenses or other contracts (including all amendments, modifications and supplements thereto) (the “Real Property Leases”). Since the Balance Sheet Date, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or to the Knowledge of Company is the subject of a pending or contemplated taking which has not been consummated).

(b) No Person other than Company and its Subsidiaries has (i) any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises.

(c) Each of the Real Property Leases is valid and binding on Company or its applicable Subsidiary and is in full force and effect, and there exists no material default or event of default or event, occurrence, condition or act, with respect to Company or its Subsidiaries or, to the Knowledge of Company, with respect to the other parties thereto, and neither Company nor, to the Knowledge of Company, any other party thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default or event of default thereunder.

3.21 Intellectual Property.

(a) Company and its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens (except for such Liens that do not materially affect the value or use thereof) all material Intellectual Property used or held for use by Company and its Subsidiaries as of the date hereof (collectively, the “Company Intellectual Property”) in the manner that it is currently used by Company and its Subsidiaries. For the purposes of this Agreement, “Intellectual Property” shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and, in each case, any applications therefore, mask works, net lists, technology, web sites, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

(b) Neither Company nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Company, neither Company nor any of its Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

3.22 Broker’s Fees. Except for GLC Advisors & Co., neither Company nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

3.23 Loans.

(a) All loans and other extensions of credit (including overdrafts and commitments to extend credit) (each a “Loan”) as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, are and were originated in compliance in all material respects with all applicable Laws.

(b) Each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Company’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors), with all applicable regulatory guidelines and with all applicable Law, except for such exceptions as would not reasonably be expected to be, individually or in the aggregate, material to Company or its Subsidiaries.

(c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d) Section 3.23(d) of the Disclosure Schedule identifies (A) each Loan that as of June 30, 2017, had an outstanding balance and/or unfunded commitment and that as of such date (i) was contractually past due thirty (30) days or more in the payment of principal and/or interest, (ii) was on non-accrual status, (iii) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or the rules of any Regulatory Agency, (iv) the interest rate terms had been reduced and/or the maturity dates had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower’s ability to pay in accordance with such initial terms, (v) a specific reserve allocation existed in connection therewith, (vi) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, (vii) was a high-volatility commercial real estate loan, (viii) had past due Taxes associated therewith or (ix) had been originated or serviced relying on an exception to, or otherwise out of compliance with, Company underwriting or servicing policies and applicable regulatory guidelines, and (B) each asset of Company or any of its Subsidiaries that as of June 30, 2017, had a book value of over $100,000 and that was classified as OREO or as an asset to satisfy Loans, including repossessed equipment, and the book value thereof as of such date. For each Loan identified in response to clause (A) above, Section 3.23(d) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of June 30, 2017.

(e) Each outstanding Loan (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected (including, if applicable, by the timely filing of UCC financing statements (and, if applicable, extensions thereof) or timely recording of deeds of trust), except as may be limited by Remedies Exceptions, and the collateral for such Loan (x) to the extent collateral is required to be insured, the collateral is so insured and (y) has not been foreclosed upon, sold or transferred and (iii) to the Knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to Remedies Exceptions. The notes or other credit or security documents with respect to each such outstanding Loan were in compliance in all material respects with all applicable Laws at the time of origination or purchase by Company and are complete and correct in all material respects.

(f) Each Loan which is indicated in the related loan documents to have or participate in a SBA or other governmental or quasi-governmental guarantee or insurance program qualifies for such guarantee or program. As to each Loan which is indicated in the related loan documents to be so guaranteed or insured, Company has complied with applicable provisions of the guarantee or insurance contract and applicable Law, the guarantee or insurance is in full force and effect with respect to each such Loan, and there does not exist any material event or condition which, but for the passage of time or the giving of notice or both, would result in a revocation of any such guarantee or insurance or constitute adequate grounds for the applicable insurer or guarantor to refuse to provide guarantee or insurance payments thereunder. Neither Company nor any Company Subsidiary has done or failed to do, or caused to be done or omitted to be done, any act, the effect of which would operate to invalidate or impair any such guarantee or commitment of the applicable guarantor or insurer related to the Loans.

3.24 Related Party Transactions. Section 3.24 of the Disclosure Schedule identifies all agreements or arrangements between Company or any Company Subsidiary, on the one hand, and any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, and all agreements or arrangements pursuant to which any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand. As used in this Agreement, “Affiliate” shall mean (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and “control,” with respect to the relationship between or among two or more Persons, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

3.25 Takeover Laws. The board of directors of Company has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” Law (any such Laws, “Takeover Statutes”).

3.26 Approvals. As of the date of this Agreement, Company has no Knowledge of any reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement would not be obtained on a timely basis.

3.27 Company Information. None of the information supplied or to be supplied by Company for inclusion in the Proxy Statement, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, in each case or any amendment or supplement thereto will, at the time the Proxy Statement or any such supplement or amendment thereto is first mailed to the shareholders of Company or at the time Company shareholders vote on the matters constituting the Requisite Shareholder Approval, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Company in this Section 3.27 with respect to statements made therein based on information supplied by Parent in writing expressly for inclusion in the Proxy Statement or such other applications, notifications or other documents.

3.28 Opinion of Financial Advisor. Company has received the opinion of GLC Advisors & Co., financial advisor to Company, to the effect that, as of the date of such opinion, the Merger Consideration to be received in the Merger by the Holders of Company Common Stock is fair, from a financial point of view, to such Holders.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby represents and warrants to Company as follows:

4.1 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of Texas. Parent has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Parent Material Adverse Effect. True and complete copies of the Parent Certificate of Formation and Parent Bylaws, as in effect as of the date of this Agreement, have previously been furnished or made available by Parent to Company. Parent is not in violation of any of the provisions of the Parent Certificate of Formation and Parent Bylaws, each as amended. Parent Bank is a Texas-chartered state savings bank, duly organized, validly existing and in good standing under the Laws of the State of Texas.

4.2 Authority; No Violation.

(a) Parent has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly approved by all necessary corporate action on the part of Parent. No other corporate proceedings (including any approvals of Parent’s shareholders) on the part of Parent are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent. Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by Remedies Exceptions.

(b) Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the Parent Certificate of Formation or Parent Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.3 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to have a Parent Material Adverse Effect.

4.3 Consents and Approvals. Except for (a) the regulatory approvals and non-objections described in Section 3.4 and in Section 3.4 of the Disclosure Schedule, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Texas pursuant to the TBOC and the filing of the Statement of Merger with the Secretary of State of the State of Colorado pursuant to the CBCA, (c) the filing of the Bank Merger Certificates and (d) if required, any approvals or filings required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the expiration or termination of any waiting periods thereunder, no notices to, consents approvals or non-objections of, waivers or authorizations by or applications, filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by Parent or any of its Subsidiaries in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the transactions contemplated hereby, except for such notices, consents, approvals, non-objections, waivers, authorizations, filings or registrations that would not reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, Parent has no knowledge why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement would not be obtained on a timely basis.

4.4 Legal Proceedings. Neither Parent nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect. There is no injunction, order, judgment or decree imposed upon Parent, any of its Subsidiaries or the assets of Parent or any of its Subsidiaries that would reasonably be expected to have a Parent Material Adverse Effect.

4.5 Compliance with Applicable Law. Parent and each of its Subsidiaries and each of their employees hold all material licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in material compliance with, and are not and have not been in material violation of, any applicable Law, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not reasonably be expected to have a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries has knowledge of, or has received notice of, any material violations of any of the above, except for such violations that would not reasonably be expected to have a Parent Material Adverse Effect. Parent and each insured depository Subsidiary of Parent is “well-capitalized” (as that term is defined in the relevant regulation of the institution’s primary federal bank regulator), and the institution’s rating under the CRA is no less than “satisfactory.” As of the date of this Agreement, neither Parent nor any Parent Subsidiary has been informed that its status as “well-capitalized” or “satisfactory” for CRA purposes will change within one (1) year.

4.6 Broker’s Fees. Neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

4.7 Financial Ability. Parent will have as of the Closing Date sufficient funds available for it to pay the Merger Consideration as contemplated hereby and to satisfy all of its other obligations under this Agreement.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Business of Company Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable Law, or with the prior written consent of Parent, Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice, (b) use reasonable best efforts to maintain and preserve intact its business organization, its rights, franchises and other authorizations issued by Governmental Entities and its current relationships with its customers, regulators, employees and other persons with which it has business or other relationships and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

5.2 Forbearances of Company. In furtherance and not in limitation of Section 5.1, during the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly contemplated or required by this Agreement or applicable Law, Company shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Parent (which shall not be unreasonably withheld or delayed):

(a) (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, FHLB advances, purchases of federal funds, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business with prices, terms and conditions consistent with past practice), or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

(b) (i) adjust, split, combine or reclassify any of its capital stock;

     (ii) except with respect to cash distributions necessary for the payment of Taxes resulting from the ownership of Company Common Stock by Company’s shareholders in amounts computed, and at times that are, consistent with past practice, make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any of its capital stock, or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any of its capital stock, except any dividends paid by any of the Subsidiaries of Company to Company or any of its wholly owned Subsidiaries;

(iii) (A) issue, grant, sell or otherwise permit to become outstanding, or authorize the issuance of, any additional capital stock or securities convertible or exchangeable into, or exercisable for, its capital stock or any equity-based awards or interests or other rights of any kind to acquire its capital stock, or (B) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock or other securities;

(c) sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect wholly owned Company Subsidiary, except in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

(d) acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise or make any material investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other individual, corporation or other entity, except, in either case, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Company;

(e) except as required under applicable Law or the terms of any Company Benefit Plan as in effect on the date hereof (i) enter into, adopt, amend or terminate any Company Benefit Plan or employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries that would be a Company Benefit Plan if in effect on the date hereof, (ii) grant any rights to severance, retention or change in control compensation to any current or former employee, officer, director or consultant of Company or any of its Subsidiaries, (iii) increase the compensation or benefits payable to any current or former employee, officer, director or consultant of Company or any of its Subsidiaries in an amount in excess of 4%, (iv) grant or accelerate the vesting of any equity or equity-based awards for the benefit of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries, (v) enter into any new, or amend any existing, collective bargaining agreement or similar agreement with respect to Company or any of its Subsidiaries, (vi) provide any funding for any rabbi trust or similar arrangement or (vii) hire or terminate the employment (other than for cause) of any employee of Company or any of its Subsidiaries who has or would have a base salary or annualized base wage rate greater than $50,000;

(f) commence, settle or compromise any litigation, claim, suit, action or proceeding, except for (i) settlements (A) involving only monetary remedies with a value not in excess of $60,000, with respect to any individual litigation, claim, suit, action or proceeding or $180,000, in the aggregate and (B) that does not involve or create an adverse precedent for any litigation, claim, suit action or proceeding that is reasonably likely to be material to Company and its Subsidiaries taken as a whole (or following the Closing, Parent and its Subsidiaries taken as a whole) and (ii) the commencement of any litigation, claim, suit action or proceeding (including actions of repossession, replevin, quiet title and foreclosure with respect to real or personal property) in the ordinary course of business consistent with past practice;

(g) (i) agree or consent to the issuance of any injunction, decree, order or judgment restricting or adversely affecting its business or operations, or (ii) waive or release any material rights or claims other than in the ordinary course of business consistent with past practice;

(h) (i) make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred by Company’s independent auditors or in regulatory accounting principles as concurred by Company’s regulators or (ii) except as may be required by GAAP or by Company’s independent auditors or regulators, regulatory accounting principles or and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

(i) (i) make any material change (or file a request to make any such change) in any method of Tax accounting or any annual Tax accounting period; (ii) make, change or revoke any material Tax election; (iii) file any material amended Tax Return; (iv) settle or compromise any material liability for Taxes; (v) enter into any closing agreement or apply to any Governmental Entity for any ruling in respect of Taxes; or (vi) surrender any right to claim a refund of a material amount of Taxes;

(j) amend its articles of incorporation, bylaws or comparable organizational documents, or otherwise take any action to exempt any person from any provision of its articles of incorporation, bylaws or comparable organizational documents, or enter into a plan of consolidation, merger, share exchange, reorganization or similar business combination (other than with respect to consolidations, mergers, share exchanges, reorganizations or similar business combinations solely involving its wholly owned Subsidiaries);

(k) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements, it being understood that the foregoing does not prohibit the reinvestment of the proceeds of maturing investment securities into short-term investment securities of the type currently held in Company’s investment securities portfolio;

(l) enter into, modify, amend or terminate any material contract which obligates Company to make or entitles Company to receive payments in excess of $50,000, other than in the ordinary course of business consistent with past practice or pursuant to the terms of such contracts;

(m) change in any material respect the credit policies and collateral eligibility requirements and standards of Company except as required by applicable Law, regulation or polices imposed by any Governmental Entity;

(n) permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility of Company or any Company Subsidiary, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Company or any Company Subsidiary;

(o) except as required by applicable Law, regulation or policies imposed by any Governmental Entity, enter into any new line of business;

(p) change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, except as required by any Law or a Governmental Entity;

(q) make, or commit to make, any capital expenditures in excess of $30,000 individually or $60,000 in the aggregate, other than as disclosed in Company’s capital expenditure budget set forth in Section 5.2(q) of the Disclosure Schedule;

(r) without previously notifying and, if requested by Parent within three (3) Business Days of receipt of such notice, consulting with Parent (which notification will be made through Parent’s Chief Credit Officer, Chief Executive Officer or such other representative as may be designated in writing by Parent), make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by Company and committed to, in each case prior to the date hereof and set forth in Section 5.2(r) of the Disclosure Schedule, for any Loan relationship aggregating in excess of $600,000 or amend or modify in any material respect any existing Loan relationship, that would increase Company’s total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, to in excess of $1,200,000;

(s) open or close any branch office (or file any application to do so), or acquire or sell or agree to acquire or sell, any branch office or any deposit liabilities;

(t) foreclose upon or otherwise acquire any commercial real property (i) in excess of $600,000 or (ii) that would reasonably be expected to raise environmental concerns (e.g., gas stations, dry cleaners, etc.), in each case, prior to receipt of a Phase I environmental review thereof;

(u) establish any new Subsidiary;

(v) fail to use Specified Efforts to take any action that is required by any Company Regulatory Agreement;

(w) take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

(x) other than ordinary course retail banking transactions, enter into, modify, amend or terminate any agreement or arrangement directly or indirectly between Company or any Company Subsidiary, on the one hand, and any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, or any agreement or arrangement pursuant to which any shareholder (which to the Knowledge of Company beneficially owns 5% or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand; or

(y) agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2, or adopt any resolutions of the board of directors of Company in support of, any of the actions prohibited by this Section 5.2.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Regulatory Matters.

(a) Each of Parent and Company shall, and shall cause its Subsidiaries to, use their respective Specified Efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby (including the Merger and the Bank Merger), including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement (collectively, the “Regulatory Approvals”). The parties hereto shall cooperate with each other and prepare and file, as promptly as practicable after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings (including, if required, notification under the HSR Act or any other antitrust or competition Law), to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals, and in the case of the Regulatory Approvals, no later than forty-five (45) days after the date hereof. Each of Parent and Company shall use their Specified Efforts to resolve any objections that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated by this Agreement.

(b) Subject to applicable Laws relating to the exchange of information, Parent and Company shall, upon request, furnish each other with all information concerning Parent, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. Parent and Company shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, any filing made or proposed to be made with, or written materials submitted or proposed to be submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

(c) Subject to applicable Law (including applicable Laws relating to the exchange of information), Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, (i) each of Parent and Company shall promptly furnish the other with copies of the nonconfidential portions of notices or other communications received by it or any of its Subsidiaries (or written summaries of communications received orally), from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, and (ii) each of Parent and Company shall provide the other a reasonable opportunity to review in advance, and to the extent practicable accept the reasonable comments of the other in connection with, any proposed nonconfidential written communication to, including any filings with, any Governmental Entity, in each case subject to applicable Laws relating to the exchange of information. Any such disclosures may be made on an outside counsel-only basis to the extent required under applicable Law.

(d) Notwithstanding the foregoing, nothing contained in this Agreement shall be deemed to require any party hereto to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining any Regulatory Approval that would (i) reasonably be expected to be materially burdensome on, or impair in any material respect the benefits of the transactions contemplated by this Agreement to Parent or Company or (ii) require a material modification of, or impose any material limitation or restriction on, the activities, governance, legal structure, compensation or fee arrangements of Parent or any of its Subsidiaries (any of the foregoing, a “Burdensome Condition”); provided, however, that the following shall not be deemed to be included in the preceding list and shall not be deemed a “Burdensome Condition”: any restraint, limitation, term, requirement, provision or condition that applies generally to bank holding companies and banks as provided by applicable Law or written and publicly available supervisory guidance of general applicability, in each case, as in effect on the date hereof.

6.2 Access to Information.

(a) Subject to the Confidentiality Agreement, Company agrees to provide Parent and its Representatives, from time to time prior to the Effective Time, such information as Parent shall reasonably request with respect to Company and its Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Company and its Subsidiaries as Parent shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or its Subsidiaries; provided that Company shall not be required to (or to cause any of its Subsidiaries to) provide such information or access to the extent that doing so would violate applicable Law or any contract or obligation of confidentiality owing to a third party or result in the loss of attorney-client privilege, in which case the parties will use their Specified Efforts to make appropriate substitute disclosure arrangements.

(b) Parent and Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

(c) From and after the date hereof, Company shall provide Parent within ten (10) Business Days of the end of such month with (1) an unaudited consolidated balance sheet of Company and its Subsidiaries as of the end of each calendar month, (2) an unaudited unconsolidated balance sheet of Company as of the end of each calendar month, (3) the unaudited AOCI of Company as of the end of each calendar month, and (4) the unaudited general ledger of Company as of the end of each calendar month (collectively, the “Unaudited Monthly Financial Statements ”). The Unaudited Monthly Financial Statements shall (i) be prepared from, and in accordance with, the books and records of Company and its Subsidiaries, and (ii) with respect to the foregoing clauses (1) and (2), fairly present in all material respects the consolidated results of operations, and consolidated financial position of Company and the Company Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount).

(d) Company shall, and shall cause Company’s independent auditor to, cooperate with Parent in connection with the preparation of financial statements, if any, of Company and pro forma financial statements that Parent may file with the Securities and Exchange Commission.

6.3 Shareholder Approval.

(a) Company shall as promptly as practicable, but in any event within forty-five (45) days after the date hereof, prepare a proxy statement relating to the Company Shareholders Meeting (the “Proxy Statement”) that conforms with the requirements of the CBCA and applicable Law, including the requirements of any federal or state securities Law, and mail to its shareholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Company Shareholders Meeting and, to the extent required by applicable Law, as promptly as reasonably practicable prepare and distribute to Company shareholders any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Company Shareholders Meeting. Parent shall cooperate with Company in connection with the preparation of the Proxy Statement, including furnishing Company upon request with any and all information regarding Parent or its Affiliates and the plans of such Persons for the Surviving Corporation after the Effective Time. The information supplied by Parent for inclusion in the Proxy Statement or any amendment or supplement thereto shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Company shall provide Parent and its Representatives a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to disseminating to the shareholders of Company, and Company shall consider any comments proposed by Parent in good faith. Parent agrees promptly to notify Company if at any time prior to the Company Shareholders Meeting any information provided by Parent or its Affiliates in the Proxy Statement, or any amendment thereto, becomes incorrect or incomplete in any material respect, and to provide the information needed to correct such inaccuracy or omission.

(b) Subject to Section 8.1, Company shall take all action necessary in accordance with the CBCA and the Company Articles of Incorporation and Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the “Company Shareholders Meeting”), and, except in the case of (i) a Company Adverse Recommendation Change pursuant to Section 6.8(f) or (ii) termination of this Agreement pursuant to Section 8.1, shall solicit, and use its Specified Efforts to obtain, the Requisite Shareholder Approval thereat and shall include the Company Board Recommendation in the Proxy Statement. Company agrees that, unless this Agreement is terminated pursuant to Section 8.1, its obligations pursuant to this Section 6.3(b) to convene and hold the Company Shareholders Meeting shall not be affected by the commencement, public proposal, public disclosure or communication to Company of any Company Takeover Proposal or by the effecting of a Company Adverse Recommendation Change.

(c) Company shall cooperate with and keep Parent informed on a current basis regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its shareholders. Notwithstanding anything to the contrary contained in this Agreement, Company may adjourn or postpone the Company Shareholders Meeting (i) to the extent required by applicable Law, (ii) if as of the time for which the Company Shareholders Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Voting Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting or (iii) with the prior written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned). In addition, if at any time following the dissemination of the Proxy Statement, either Company or Parent reasonably determines in good faith that the Requisite Shareholder Approval is unlikely to be obtained at the Company Shareholders Meeting, then on a single occasion and prior to the vote contemplated having been taken, each of Company and Parent shall have the right to require a single adjournment or postponement of the Company Shareholders Meeting; provided, that no such adjournments or postponements shall delay the Company Shareholders Meeting by more than forty-five (45) days from the originally scheduled date. During any such period of adjournment or postponement, Company shall continue in all respects to comply with its obligations under this Section 6.3 and Section 6.8. Except as set forth in this Section 6.3, Company shall not have any obligation to postpone or adjourn the Company Shareholders Meeting.

6.4 Public Disclosure. The parties hereto agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by Parent and Company. Thereafter, each of the parties agrees that no public release or announcement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except as required by applicable Law, or any listing agreement with or rule of any national securities exchange or association, or the rules or regulations of any applicable Governmental Entity to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on such release or announcement in advance of such issuance.

6.5 Employee Benefit Matters.

(a) To the extent that an employee of Company and its Subsidiaries immediately prior to the Closing (collectively, the “Covered Employees”) becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiaries) following the Closing, Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with Company or its Subsidiaries for purposes of eligibility, participation, vesting and benefit accrual under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care, dental or vision plan of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee is eligible to participate, for the plan year in which such Covered Employee is first eligible to participate, Parent shall (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan (excluding any Company Benefit Plan) to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health care, dental or vision expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries (excluding any Company Benefit Plan).

(b) Without limiting the generality of Section 11.10, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries), or constitute or create an employment agreement with any employee.

6.6 Additional Agreements. Subject to the terms and conditions of this Agreement, each of Company and Parent agree to cooperate fully with each other and to use Specified Efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger and the Bank Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Company Subsidiary, on the other) or to vest the Surviving Corporation or Parent with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent’s sole expense, take all such necessary action as may be reasonably requested by Parent.

6.7 Indemnification; Directors’ and Officers’ Insurance.

(a) For six (6) years after the Effective Time, Parent shall indemnify and hold harmless each present and former director and officer of Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement (subject to the prior consent of Parent) or liabilities incurred in connection with any actions, suits, claims or proceedings, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time (including the Merger and all transactions contemplated by this Agreement), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that Company or any of its Subsidiaries, as the case may be, would have been permitted under their respective organizational documents in effect on the date of this Agreement subject to limitations imposed by applicable Law to indemnify such Person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law); provided, the Person to whom such expenses are advanced provides an undertaking to Parent to repay such advances if it is ultimately determined that such Person is not entitled to indemnification.

(b) Parent shall cause the individuals serving as officers and directors of Company or any Subsidiary of Company immediately prior to the Effective Time to be covered for a period of six (6) years from the Effective Time by the directors’ and officers’ liability insurance policy maintained by Company (provided that Parent may substitute therefor policies of at least the same coverage and amounts containing terms and conditions that are not less advantageous than such policy) with respect to acts or omissions occurring prior to the Effective Time that were committed by such officers and directors in their capacity as such; provided that in no event shall Parent be required to expend annually in the aggregate an amount in excess of 200% of the annual premiums currently paid by Company (which current amount is set forth in Section 6.7(b) of the Disclosure Schedule) for such insurance (the “Insurance Amount”), provided, further, that if Parent is unable to maintain such policy (or such substitute policy) as a result of the preceding proviso, Parent shall obtain as much comparable insurance as is available for the Insurance Amount; provided, further, that in lieu of the foregoing insurance coverage,

Parent may direct Company to purchase (and only upon such direction shall Company purchase) a six (6)-year prepaid “tail policy” that provides coverage no less favorable than the coverage described above; provided, further, that if the annual premiums for such “tail” policy exceed the Insurance Amount, then Parent may direct Company to obtain a “tail” policy with the maximum coverage available for the Insurance Amount applied over the term of such policy.

(c) The provisions of this Section 6.7 are intended to be for the benefit of and shall be enforceable by, each present and former director and officer of Company or any of its Subsidiaries and their respective heirs and representatives.

6.8 No Solicitation.

(a) Except as expressly permitted by this Section 6.8, from the date hereof until the earlier of the Effective Time or the termination of this Agreement in accordance with Section 8.1, Company shall, and shall cause each of its Affiliates and its and their respective officers, directors, employees and agents, and shall use reasonable best efforts to cause each of its financial advisors, investment bankers, attorneys, accountants and other representatives (collectively with its Affiliates and its and their respective officers, directors, employees and agents, “Representatives”) to: (A) immediately cease and cause to be terminated any discussions or negotiations with any Persons (other than Parent) that may be ongoing with respect to a Company Takeover Proposal and (B) not, directly or indirectly, (1) solicit, initiate, knowingly encourage or knowingly facilitate any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Takeover Proposal, (2) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal, or (3) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle (whether written or oral, binding or nonbinding) with respect to a Company Takeover Proposal.

(b) Company shall, and shall cause its Affiliates to, promptly request (to the extent it has not already done so prior to the date of this Agreement) any Person that has executed a confidentiality or non-disclosure agreement in connection with any actual or potential Company Takeover Proposal that remains in effect as of the date of this Agreement to return or destroy all confidential information of Company or its Affiliates in the possession of such Person or its Representatives. Company shall not, and shall cause its Affiliates not to, release any third party from, or waive, amend or modify any provision of, or grant permission under, (1) any standstill provision in any agreement to which Company or any of its Affiliates is a party or (2) any confidentiality provision in any agreement to which Company or any of its Affiliates is a party other than, with respect to this clause (2), any waiver, amendment, modification or permission under a confidentiality provision that does not, and would not be reasonably likely to, facilitate, knowingly encourage or relate in any way to a Company Takeover Proposal or a potential Company Takeover Proposal. Company shall, and shall cause its Affiliates to, enforce the confidentiality and standstill provisions of any such agreement, and Company shall, and shall cause its Affiliates to, immediately take all steps within their power necessary to terminate any waiver that may have been heretofore granted, to any Person other than Parent or any of Parent’s Affiliates, under any such provisions.

(c) Notwithstanding anything to the contrary contained in Section 6.8(a), if at any time after the date of this Agreement and prior to obtaining the Requisite Shareholder Approval, Company or any of its Representatives, receives a bona fide, unsolicited written Company Takeover Proposal from any Person that did not result from Company’s, its Affiliates’ or their respective Representatives’ breach of Section 6.8, and if the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Company Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, then Company and its Representatives may, (A) furnish, pursuant to an Acceptable Confidentiality Agreement, information (including non-public information) with respect to Company and its Subsidiaries to the Person who has made such Company Takeover Proposal and its Representatives; provided, that Company shall concurrently with the delivery to such Person provide to Parent any non-public information concerning Company or any of its Subsidiaries that is provided or made available to such Person or its Representatives unless such non-public information has been previously provided to Parent and (B) engage in or otherwise participate in discussions or negotiations with the Person making such Company Takeover Proposal and its Representatives regarding such Company Takeover Proposal. Company shall promptly (and in any event within one (1) Business Day) notify Parent if Company furnishes non-public information and/or enters into discussions or negotiations as provided in this Section 6.8(c).

(d) Company shall promptly (and in no event later than one (1) Business Day after receipt) notify Parent in writing in the event that Company or any of its Representatives receives a Company Takeover Proposal or a request for information relating to Company or its Subsidiaries that is reasonably likely to lead to or that contemplates a Company Takeover Proposal, including the identity of the Person making the Company Takeover Proposal and the material terms and conditions thereof (including an unredacted copy of such Company Takeover Proposal or, where such Company Takeover Proposal is not in writing, a description of the terms thereof). Company shall keep Parent reasonably informed, on a current basis, as to the status of (including any developments, discussions or negotiations) such Company Takeover Proposal (including by promptly (and in no event later than one (1) Business Day after receipt) providing to Parent copies of any written correspondence, proposals, indications of interest, and/or draft agreements relating to such Company Takeover Proposal). Company agrees that it and its Affiliates will not enter into any agreement with any Person subsequent to the date of this Agreement which prohibits Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.8.

(e) Except as expressly permitted by Section 6.8(f), the board of directors of Company shall not (i) (A) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in each case in a manner adverse to Parent, the Company Board Recommendation or (B) adopt, approve or recommend to shareholders of Company, or publicly propose to adopt, approve or recommend to shareholders of Company, a Company Takeover Proposal (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”), or (ii) authorize, cause or permit Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement (including an acquisition agreement, merger agreement, joint venture agreement or other agreement), commitment or agreement in principle with respect to any Company Takeover Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.8(c)) (a “Company Acquisition Agreement”).

(f) Notwithstanding anything to the contrary set forth in the preceding Section 6.8(e), if prior to the time the Requisite Shareholder Approval is obtained, but not after, in response to the receipt of a bona fide, unsolicited written Company Takeover Proposal subsequent to the date of this Agreement, the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, that (i) the Company Takeover Proposal did not result from a breach of Section 6.8, (ii) the Company Takeover Proposal constitutes a Superior Proposal and (iii) the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Law, the board of directors of Company may, subject to compliance with this Section 6.8, (1) effect a Company Adverse Recommendation Change or (2) terminate this Agreement in order to enter into a definitive agreement relating to such Superior Proposal upon (and subject to) paying the Termination Fee in accordance with Section 8.3; provided, however, that prior to so effecting a Company Adverse Recommendation Change or terminating this Agreement pursuant to this Section 6.8(f), (A) Company has given Parent at least five (5) Business Days’ prior written notice of its intention to take such action, and specifying the reasons therefor, including the terms and conditions of, and the identity of the Person making, any such Superior Proposal and has contemporaneously provided to Parent a copy of the Superior Proposal, a copy of any proposed Company Acquisition Agreements and a copy of any financing commitments relating thereto (or, in each case, if not provided in writing to Company, a written summary of the terms thereof), (B) Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal, (C) upon the end of such notice period, the board of directors of Company shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its financial advisor and outside legal counsel, that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect and that the failure to approve or recommend such Superior Proposal, or enter into a definitive agreement relating to such Superior Proposal, would be inconsistent with the directors’ fiduciary duties under applicable Law, and (D) in the event of any change to any of the material financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence during which time Company shall be required to comply with the requirements of this Section 6.8(f) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso; and provided, further, that Company has complied in all material respects with its obligations under this Section 6.8. Notwithstanding anything to the contrary contained herein, neither Company nor any Company Subsidiary shall enter into any Company Acquisition Agreement unless this Agreement has been terminated in accordance with its terms.

6.9 Takeover Statutes. Company and its Subsidiaries shall not take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each of Parent and Company and the members of their respective boards of directors shall grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement.

6.10 Notice of Changes.

(a) Parent and Company shall each promptly advise the other party of any fact, change, event or circumstance that has had or is reasonably likely to have a Material Adverse Effect or Parent Material Adverse Effect, as applicable, on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein.

(b) Parent and Company shall each promptly advise the other party of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement. Company shall promptly notify Parent of any notice or other communication from any party to any Material Contract to the effect that such party has terminated or intends to terminate or otherwise materially adversely modify its relationship with Company or any of its Subsidiaries as a result of the transactions contemplated by this Agreement.

6.11 Transaction Litigation. Company shall give Parent the opportunity to participate, at Parent’s expense, in Company’s defense or settlement of any shareholder litigation against Company and/or its directors or executive officers relating to the transactions contemplated by this Agreement, including the Merger and the Bank Merger. Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date of this Agreement against Company or its directors, executive officers or similar Persons by any shareholder of Company relating to this Agreement, the Merger, the Bank Merger or any other transaction contemplated hereby without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

6.12 Trust Preferred Securities. Upon the Effective Time, Parent shall assume the due and punctual performance and observance of the covenants to be performed by Company under (i) the Indenture, dated as of September 26, 2002, between Company and State Street Bank and Trust Company of Connecticut, National Association, as Trustee, relating to the Floating Rate Junior Subordinated Deferrable Interest Debentures issued by Valley Bancorp Statutory Trust I and (ii) the Indenture, dated as of June 17, 2004, between Company and Wilmington Trust Company, as Trustee, relating to the Floating Rate Junior Subordinated Deferrable Interest Debentures issued by Valley Bancorp Statutory Trust II (each, as defined in the applicable indenture, and collectively, the “Trust Preferred Securities”), and the due and punctual payment of the principal of and premium, if any, and interest on the Trust Preferred Securities. In connection therewith, Parent and Company shall execute and deliver any supplemental indentures or other documents, and the parties hereto shall provide an opinion of counsel as may be reasonably required by the trustee thereof in order to make such assumptions effective.

6.13 Certain Actions to Be Taken Prior to the Closing. Prior to the Closing Date, Company shall complete all of the actions set forth on Section 6.13 of the Disclosure Schedule.

6.14 Allocation of Purchase Price; Reimbursement Amount.

(a) No later than sixty (60) days after the Closing Date, Parent shall prepare and deliver to the Shareholder Representative a draft of a statement (the “Allocation Statement”) setting forth the allocation of the total consideration paid by Parent to the Holders of Company Common Stock pursuant to this Agreement (including the Reimbursement Amount and the value of any liabilities assumed or deemed assumed) among the assets of Company and its Subsidiaries for purposes of applicable U.S. federal, state, local and non-U.S. Tax Law, together with any supporting documentation, and a written statement calculating the proposed Reimbursement Amount (as hereafter defined), if any, to be paid to the Holders of Company Common Stock hereunder. The Shareholder Representative may, in his reasonable discretion, dispute the initial allocation set forth in the Allocation Statement or the proposed Reimbursement Amount by notifying Parent of such disagreement in writing, setting forth in reasonable detail his objections, within thirty (30) days after his receipt of the Allocation Statement, the proposed Reimbursement Amount and support therefor, and shall be deemed to conclusively agree to the proposed Allocation Statement and Reimbursement Amount on behalf of himself and all Holders of Company Common Stock except to the extent that such written disagreement is provided. In the event Parent and the Shareholder Representative disagree on the Allocation Statement or the proposed Reimbursement Amount, they shall negotiate in good faith to resolve any differences. If Parent and the Shareholder Representative are unable to reach agreement on such matters within fifteen (15) days of Parent’s receipt of the Shareholder Representative’s written disagreement with the initial Allocation Statement or the proposed Reimbursement Amount, the dispute shall be referred to KPMG US LLP (the “Accountant”). Each of Parent and the Shareholder Representative shall submit its or his proposed Allocation Statement and Reimbursement Amount to the Accountant for binding arbitration, and the Accountant shall select either Parent’s or the Shareholder Representative’s proposal, with no modifications except to the extent the Accountant determines that such modifications are necessary in order for the proposed Allocation Statement and Reimbursement Amount to be reasonably supportable under applicable Law. Each of Parent and the Holders of Company Common Stock shall bear its or their own costs, including legal and accounting fees, in connection with the referral; provided, however, that the fees and costs of the Accountant shall be borne equitably as determined by the Accountant, with the expectation that a substantially losing party shall normally bear all of such fees and costs; provided, further, that all fees and cost to be paid by the Holders of Company Common Stock shall be paid from the Holdback Consideration. Neither Parent, any Holder of Company Common Stock nor the Shareholder Representative shall take any position on the allocation of the total consideration paid pursuant to this Agreement for Tax purposes or file a Tax Return until such time as such dispute is resolved.

(b) If Parent and the Shareholder Representative agree to such Allocation Statement and the Reimbursement Amount, or upon resolution of any differences following referral to the Accountant pursuant to Section 6.14(a), except as otherwise required pursuant to a “determination” under Section 1313 of the Code (or any similar provision of state, local or non-U.S. Tax Law), neither Parent, the Holders of Company Common Stock nor the Shareholder Representative shall take, or permit its Affiliates to take, a Tax position which is inconsistent with the final Allocation Statement. In the event that Parent, any Holder of Company Common Stock or the Shareholder Representative receives notice of any audit, adjustment, information request or judicial or administrative proceeding in respect of the allocation of the consideration paid pursuant to this Agreement, Parent (if Parent receives such notice) or the Shareholder Representative (otherwise) shall immediately notify the other in writing as to the date and subject of such audit, adjustment, request or proceeding. Any adjustment to the consideration paid pursuant to this Agreement shall be allocated among the assets of Company and its Subsidiaries by reference to the item or items to which such adjustment is attributable.

(c) Within fifteen (15) days following such time that Parent and the Shareholder Representative agree to the Reimbursement Amount, or upon resolution following referral to the Accountant, Parent shall pay to the Holders of Company Common Stock the Reimbursement Amount.

(d) For purposes of this Agreement, the term “Reimbursement Amount” shall mean the amount of any U.S. federal and state income Taxes, determined on an after-tax basis (i.e., taking into account that such reimbursement will be treated as additional sale proceeds) to be incurred by the Holders of Company Common Stock on account of the deemed sale of Company assets in the Merger, as compared to the aggregate U.S. federal and state income Tax that would have been incurred by each Holder of Company Common Stock if the Merger had been treated as a sale of all of the shares of Company Common Stock. Notwithstanding the foregoing, if the amount of U.S. federal and state income Taxes, determined on an after-tax basis, to be incurred by the Holders of Company Common Stock on account of the deemed sale of Company assets in the Merger, is less than the aggregate U.S. federal and state income Tax that would have been incurred by each Holder of Company Common Stock if the Merger had been treated as a sale of all of the shares of Company Common Stock, then the Reimbursement Amount shall be zero.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligation to Effect the Closing. The respective obligation of each party to effect the Closing shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. The Requisite Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. All Regulatory Approvals required to consummate the transactions contemplated hereby (including the Merger), including those set forth on Section 7.1(b) of the Disclosure Schedule, shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated.

(c) No Injunctions or Restraints; Illegality. No order, injunction, decree or judgment issued by any court or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the Merger, the Bank Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement.

7.2 Conditions to Obligations of Parent. The obligation of Parent to effect the Closing is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Company set forth in Section 3.1, Section 3.3(a) and Section 3.22 of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), (ii) each of the representations and warranties of Company set forth in Section 3.2 and Section 3.15 of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (iii) each of the other representations and warranties of Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Material Adverse Effect. Since the date of this Agreement, no fact, change, event, occurrence, condition or development has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Officer’s Certificate. Parent shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied.

(e) No Burdensome Condition. The consummation of the Merger, the Bank Merger and the other transactions contemplated by this Agreement shall not result in any Burdensome Condition.

(f) Dissenting Shares. Holders of not more than 10% of the outstanding shares of Company Common Stock shall have duly exercised their dissenters’ rights under Article 113 of the CBCA.

(g) FIRPTA Certificate. Company shall have delivered a duly executed certificate based on the format set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B), satisfactory to Parent in form and substance and dated as of the Closing Date, to the effect that Company is not a foreign person within the meaning of Section 1445 of the Code.

(h) Bromley Park. The transactions contemplated by the Purchase Agreement, dated as of the date hereof and attached as Exhibit C, shall have been consummated substantially contemporaneously with the Closing, except to the extent the failure of such consummation to have occurred was primarily caused by Parent or Parent Bank.

7.3 Conditions to Obligations of Company. The obligation of Company to effect the Closing is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of Parent set forth in Section 4.1, Section 4.2(a) and Section 4.6 of this Agreement shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Company shall have received a certificate signed on behalf of Parent by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

(d) Bromley Park. The transactions contemplated by the Purchase Agreement, dated as of the date hereof and attached as Exhibit C, shall have been consummated substantially contemporaneously with the Closing, except to the extent the failure of such consummation to have occurred was primarily caused by a party of the Purchase Agreement other than Parent or Parent Bank.

ARTICLE VIII

TERMINATION AND AMENDMENT

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company:

(a) by mutual written consent of Company and Parent;

(b) by either Company or Parent, if the Closing shall not have occurred on or before the End Time (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the primary cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a material breach of this Agreement);

(c) by either Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, or by Parent if any Regulatory Approval includes, or will not be issued without, the imposition of a Burdensome Condition;

(d) by Company, if Parent has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of (i) the End Time and (ii) the thirtieth (30th) day after written notice thereof to Parent describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period;

(e) by Parent, if Company has breached, is in breach of or has failed to perform any representation, warranty, covenant or agreement on the part of Company contained in this Agreement in any respect, which breach or failure to perform would, individually or together with all such other then-uncured breaches by Company, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach either is not cured prior to the earlier of (i) the End Time and (ii) the thirtieth (30th) day after written notice thereof to Company describing such breach or failure in reasonable detail, or by its nature or timing cannot be cured within such time period;

(f) by Parent, if prior to receipt of the Requisite Shareholder Approval, Company shall have (i) failed to make the Company Board Recommendation, (ii) failed to comply with its obligations under Section 6.8 or Section 6.3(a) or (b) or (iii) made a Company Adverse Recommendation Change;

(g) by Parent, if the Requisite Shareholder Approval shall not have been obtained at the Company Shareholders Meeting; or

(h) by Company, in accordance with Section 6.8(f).

8.2 Effect of Termination. In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (i) Section 6.2(b) (Access to Information (Confidentiality)), Section 6.4 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver) and Article XI (General Provisions) shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

8.3 Termination Fee.

(a) In the event that (i) a Company Takeover Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of Company, or any Person shall have publicly announced an intention (whether or not conditional) to make a Company Takeover Proposal involving Company after the date of this Agreement, (ii) thereafter this Agreement is terminated (A) by Parent or Company pursuant to Section 8.1(b) (if the Requisite Shareholder Approval has not theretofore been obtained) or Section 8.1(g) or (B) by Parent pursuant to Section 8.1(e) and (iii) prior to the date that is twelve (12) months after the date of such termination Company enters into a definitive agreement with respect to or consummates any transaction included within the definition of Company Takeover Proposal (an “Alternative Transaction”), then Company shall pay Parent the Termination Fee upon the earlier of Company entering into such definitive agreement or the consummation of such Alternative Transaction (regardless of when such consummation occurs); provided, that for the purpose of clause (iii) above only, all references in the definition of Company Takeover Proposal to “20%” shall instead refer to “50%”. “Termination Fee” means $1,200,000 (the “Termination Fee”) and in all cases shall be paid by wire transfer of immediately available funds.

(b) In the event that this Agreement is terminated by Parent pursuant to Section 8.1(f) or by Company pursuant to Section 8.1(h), then Company shall pay Parent the Termination Fee by wire transfer of immediately available funds on the date of termination.

(c) Company acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if Company fails to pay in a timely manner any amount due pursuant to Section 8.3(a), then (i) Company shall reimburse Parent for all reasonable costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related claims, actions or proceedings commenced and (ii) Company shall pay to Parent interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made plus 2%.

(d) If this Agreement is terminated by Company or Parent and Company pays the Termination Fee to Parent pursuant to Section 8.3(a) or (b), the parties agree that such Termination Fee shall be the sole and exclusive remedy of Parent (including any remedy for specific performance) for any losses or damages incurred by Parent arising from the termination of this Agreement pursuant to any section giving rise to Company’s obligation to pay such amount, as agreed-upon liquidated damages.

8.4 Amendment. Subject to compliance with applicable Law, this Agreement may be amended by Parent and Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; and provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

8.5 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX

INDEMNIFICATION

9.1 Indemnification. Subject to the provisions of this Article IX, from and after the Effective Time, each Holder of Company Common Stock entitled to receive the Merger Consideration shall severally, but not jointly, in accordance with its pro rata share of the Holdback Consideration, indemnify and hold harmless Parent and its Affiliates, and the respective officers, directors, shareholders and employees of Parent and such Affiliates (each, an “Indemnified Party” and collectively, the “Indemnified Parties”), from and against and, subject to the availability of the Holdback Consideration, pay or reimburse Parent and such Affiliates (and such officers, directors, shareholders and employees) for, any and all costs, amounts, payments, losses, Taxes, damages or liabilities (including reasonable attorneys’ fees) (collectively, “Losses”) whether or not resulting from any third party claims, incurred or suffered by Parent or any such Affiliates (or any of such officers, directors, shareholders and employees) with respect to, as a result of or in connection with (a) the inaccuracy of any representation or warranty of Company made in or pursuant to this Agreement (for this purpose disregarding any qualification or limitation as to Knowledge, materiality or a Material Adverse Effect and the qualification as to dollar values in Section 3.18), (b) any breach or nonfulfillment of any covenant or obligation of Company under this Agreement or (c) any claim by a shareholder or former shareholder of Company, or any other person or entity, seeking to assert, or based upon, or any other Losses arising out of any matters set forth on Section 9.1(c) of the Disclosure Schedule.

9.2 Indemnification Procedures.

(a) An Indemnified Party shall give the Shareholder Representative reasonably prompt written notice after receiving a claim of any Losses that such Indemnified Party shall have determined has given rise to, or is reasonably likely to give rise to, a claim for indemnification hereunder, including as result of any legal action, claim, demand, arbitration, hearing, charge, complaint, investigation, examination, indictment, litigation, suit or other civil, criminal, administrative or investigative proceeding (each, a “Legal Action”). Notwithstanding the preceding sentence, the failure to so reasonably promptly notify the Shareholder Representative hereunder shall not release the Holders from their obligations under this Article IX, except to the extent the Holders are materially prejudiced by such failure or delay.

(b) The Shareholder Representative shall be entitled to participate in the defense of any Legal Action for which indemnification may be claimed hereunder (at the expense of the Holders), and at its option shall be entitled to assume the defense thereof by appointing counsel reasonably acceptable to Parent in connection with such defense; provided that:

(i) the Indemnified Party shall be entitled to participate in the defense of such Legal Action and to employ counsel of its choice for such purpose; provided that the fees and expenses of such separate counsel shall be borne by the Indemnified Party (other than any reasonable fees and expenses of such separate counsel that are incurred prior to the date the Shareholder Representative assumes control of such defense, and except that the Holders shall pay all of the reasonable fees and expenses of such separate counsel if the Indemnified Party has been reasonably advised by its counsel that use of the same counsel to represent both the Indemnified Party and the Holders would present a conflict of interest);

(ii) the Shareholder Representative shall not be entitled to assume control of such defense and shall pay the reasonable fees and expenses of counsel retained by the Indemnified Party if (A) the claim for indemnification relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation; (B) the Legal Action seeks an injunction or equitable relief against the Indemnified Party which is not merely incidental to a primary damage claim for monetary damages; (C) the Indemnified Party has been reasonably advised by its counsel that use of the same counsel to represent both the Indemnified Party and the Holders would present a conflict of interest; or (D) upon petition by the Indemnified Party, the appropriate court rules that the Shareholder Representative failed or is failing to diligently prosecute or defend such Legal Action; and

(iii) if the Shareholder Representative shall control the defense of any such Legal Action, the Shareholder Representative shall obtain the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed) before entering into any settlement of a Legal Action or ceasing to defend such Legal Action if, pursuant to or as a result of such settlement or cessation, injunctive or other equitable relief will be imposed against the Indemnified Party or if such settlement does not expressly and unconditionally release the Indemnified Party from all liabilities and obligations with respect to such Legal Action.

(c) After any Legal Action has been filed or initiated, each of Parent and the Shareholder Representative shall make available to the other and its attorneys and accountants all information under its control relating to such claim, unless prohibited by applicable Law, which may be made available under the terms of a confidentiality agreement or under appropriate protective orders satisfactory to such party and the parties agree to render to each other such assistance as they may reasonably require of each other in order to facilitate the proper and adequate defense of any such claim.

(d) Notwithstanding anything herein to the contrary, indemnifiable Losses made pursuant to this Article IX shall be net of any insurance or other recoveries actually received (but without reduction for any “deductible,” “self-insurance retention” or any similar risk retention expense in respect of applicable insurance policies or other expenses incurred in connection with such recovery) by the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification. To the extent that any Losses that are subject to indemnification pursuant to this Article IX are covered by general liability insurance coverage or such a policy or other coverage paid for by Company, Parent shall use Specified Efforts to obtain the maximum recovery under such insurance coverage or policy. Notwithstanding any other provision of this Agreement, it is the intention of the parties that no insurer or any other third party shall be (i) entitled to a benefit it would not be entitled to receive in the absence of the foregoing indemnification provisions, or (ii) relieved of the responsibility to pay any claim which it is obligated to pay.

(e) All indemnification obligations of the Holders under this Article IX shall be effected exclusively through a payment to Parent from the funds constituting the Holdback Consideration being held by the Escrow Agent, which shall constitute Parent’s sole and exclusive remedy for any and all matters covered by this Article IX, and in no event shall any Holder, whether individually or together with other Holders, have any liability of any kind in excess of the Holdback Consideration.

9.3 Limitations on Indemnification.

(a) All of the representations, warranties, covenants, and obligations of Company contained in this Agreement, the Disclosure Schedule, or any certificate, document, or other writing delivered pursuant to this Agreement shall survive the Closing hereunder (even if Parent knew or had reason to know of any misrepresentation or breach of warranty or covenant at the time of the Closing) and continue in full force and effect survive through the date that is one hundred and eighty (180) days after the Closing Date or, if such date does not fall on a Business Day, the first Business Day following such date (the “Indemnification Expiration Date”); provided, however, that, in each case, the indemnification obligations pursuant to this Article IX with respect to any breach of representations, warranties, covenants, and obligations of Company shall survive with respect to, and to the extent of, any claim for which notice shall have been delivered to the Shareholder Representative prior to the Indemnification Expiration Date until such claim shall have been finally resolved. After the Closing, the sole and exclusive remedies for any breach by Company of any representation, warranty, covenant or agreement made in or pursuant to this Agreement shall be pursuant to this Article IX. Without limiting the foregoing, nothing herein shall prevent Parent from bringing a common law action for fraud against any Person whose own fraud has caused Parent to incur Losses or limit the Losses recoverable by Parent in such common law action.

(b) Notwithstanding Section 9.1, with respect to Losses arising under Section 9.1(a) (except for Losses resulting from breaches of the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.22, 3.24, 3.25, 3.26 and 3.28), the Holders shall not be liable to indemnify any Indemnified Party against such Losses unless and until the aggregate amount of such Losses exceeds $200,000, in which case the Holders shall be liable for such Losses, but only in respect of such excess.

(c) The maximum aggregate indemnification amount that shall be paid by the Holders to the Indemnified Parties under this Article IX shall be the full amount of the Holdback Consideration.

(d) An Indemnified Party shall not be entitled under this Agreement to multiple recovery for the same Losses. If an Indemnified Party receives any amount under applicable insurance policies, or from any other Person alleged to be responsible for any Losses, subsequent to an indemnification payment having been received but prior to the payment of the Holdback Consideration in accordance with Section 2.3 and the Escrow Agreement, then such Indemnified Party shall deposit with the Escrow Agent such amount received, net of any expenses incurred by such Indemnified Party in collecting such amount, and such amount so deposited shall be considered part of the Holdback Consideration. Nothing in this Section 9.3 shall be construed to require any party hereto to obtain or maintain any insurance coverage or file a claim under any insurance policy.

ARTICLE X

SHAREHOLDER REPRESENTATIVE

10.1 Appointment. In the event that the Merger is approved, effective upon such vote and without further act of any Holder, the Shareholder Representative shall be appointed with full power of substitution and resubstitution, as the representative of each Holder and true and lawful attorney-in-fact and agent to act in the name, place and stead of each such Holder and to execute in the name and on behalf of such Holder the Escrow Agreement and any document to be delivered by the Holders in connection with this Agreement. The Shareholder Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or shall otherwise exist against the Shareholder Representative. Except as set forth in Section 10.7, this appointment shall be irrevocable.

10.2 Powers of Shareholder Representative. The Shareholder Representative shall have the full power, authority and right to perform, do and take any and all actions it deems necessary or advisable to carry out the purposes of this Agreement and the Escrow Agreement. In particular, but not by way of limitation, the Shareholder Representative has the power to (i) make and carry out decisions under this Agreement and the Escrow Agreement on behalf of each Holder and to sign documents and make filings on behalf of each Holder as if such Holder had itself signed or filed such document, and (ii) retain attorneys, accountants, and other professional service providers to assist and advise it with respect to its duties hereunder. If specifically requested by Holders who have the right to receive a majority of the Merger Consideration, the Shareholder Representative shall also have the power to amend, modify or waive any agreement (including this Agreement) in the name of each Holder as if such Holder had itself amended, modified or waived such agreement (and regardless of whether the particular Holder in fact requested that the Shareholder Representative enter into such amendment, modification or waiver).

10.3 Rights of Shareholder Representative. The Shareholder Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Holder or by Parent, or any other evidence deemed by the Shareholder Representative to be reliable. The Shareholder Representative shall be fully justified in failing or refusing or take any action under this Agreement and the Escrow Agreement unless it shall have received such advice or concurrence of the Holders as it deems appropriate or unless it shall have been expressly indemnified to its satisfaction by the Holders severally and pro rata against any and all liability and expense that it may incur by reason of taking or continuing to take any such action. The Shareholder Representative shall in all cases be fully protected in acting, or refraining from acting, under this Agreement in accordance with a request of Holders who have a right to receive a majority of the Merger Consideration, and such request, and any such action taken or failure to act pursuant thereto, shall be binding upon all of the Holders.

10.4 Liability of Shareholder Representative. The Shareholder Representative shall not be liable for any error of judgment, or any action taken or omitted to be taken hereunder except in the case of its intentional wrongdoing for personal benefit. The Shareholder Representative shall be entitled to consult with counsel of its choosing and shall be fully protected in any act taken, suffered, or permitted by it in good faith in accordance with the advice of counsel.

10.5 Costs and Expenses. The Shareholder Representative shall not be paid any fee for services to be rendered hereunder. All reasonable fees and expenses incurred by the Shareholder Representative in performing its duties under Article IX hereof or under the Escrow Agreement shall be borne severally and pro rata by the Holders from the Holdback Consideration.

10.6 Indemnification. The Holders severally and pro rata shall indemnify and hold the Shareholder Representative harmless against any and all Losses and disbursements that may be imposed on the Shareholder Representative or incurred by the Shareholder Representative in connection with the performance of its duties under this Agreement, including any litigation arising from this Agreement or the Escrow Agreement or involving their subject matter, unless such Loss or disbursement shall have been determined by a court of competent jurisdiction to be a result of the Shareholder Representative’s intentional wrongdoing for personal benefit. Except in the case of fraud by a Holder, each Holder’s liability under this Section 10.6 shall not exceed the portion of the Holdback Consideration received by such Holder pursuant to this Agreement. Anything in this Agreement to the contrary notwithstanding, in no event shall the Shareholder Representative be liable to the Holders for special, indirect or consequential loss or damage of any kind whatsoever (including lost profits), even if the Shareholder Representative has been advised of the likelihood of such damages and regardless of the form of action.

10.7 Resignation. The Shareholder Representative may resign at any time. The Shareholder Representative may be removed at any time by a writing signed by Holders who have the right to receive a majority of the Merger Consideration paid to the Holders. If the Shareholder Representative or any successor shall resign, be so removed, or become unable to act as the Shareholder Representative, a replacement shall promptly be appointed by a writing signed by Holders who have the right to receive a majority of the Merger Consideration paid to the Holders. Parent shall promptly be notified of such resignation, removal or appointment.

10.8 Reliance. Parent shall be entitled to rely on the actions taken by the Shareholder Representative, and each action taken by the Shareholder Representative shall be binding on each of the Holders as if such action had been performed by such Holder. The Holders severally and pro rata shall indemnify and hold harmless Parent from and against any Losses that Parent may suffer, sustain or become subject to as the result of any claim by any of the Holders that an action taken by the Shareholder Representative purportedly on behalf of the Holders pursuant to the authorization in this Article X is not binding on or enforceable against any of the Holders.

10.9 Negotiation. In the event that Parent brings a claim under Article IX hereof or the Escrow Agreement, and the Shareholder Representative disputes such claim (a “Dispute”), Parent and the Shareholder Representative shall negotiate with each other in good faith to resolve the Dispute for a period of thirty (30) days from the date on which Parent notified the Shareholder Representative of such Dispute prior to taking any action pursuant to this Agreement or the Escrow Agreement.

ARTICLE XI

GENERAL PROVISIONS

11.1 Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

11.2 Notices. All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Company, to:

Valley Bancorp, Inc.

4900 East Bromley Lane

Brighton, Colorado 80601

Attention: James J. O’Dell

Facsimile: (303) 659-2816

with a copy (which shall not constitute notice) to:

Shapiro Bieging Barber Otteson LLP

4582 South Ulster Street Parkway, Suite 1650

Denver, Colorado 80237

Attention: Christian E. Otteson, Esq.

Facsimile: (720) 488-7711

(b)	if to Parent, to:

Triumph Bancorp, Inc.

12700 Park Central Drive

Suite 1700

Dallas, Texas 75251

Attention: Adam D. Nelson, Executive Vice President and General Counsel

Facsimile: (214) 237-3197

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Mark F. Veblen, Esq.

Facsimile: (212) 403-2000

(c)	if to Shareholder Representative, to:

James J. O’Dell

1963 Donna Street

Brighton, Colorado 80601

with a copy (which shall not constitute notice) to:

Shapiro Bieging Barber Otteson LLP

4582 South Ulster Street Parkway, Suite 1650

Denver, Colorado 80237

Attention: Christian E. Otteson, Esq.

Facsimile: (720) 488-7711

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile, (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one (1) Business Day after being deposited with a reputable overnight courier.

11.3 Interpretation. For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (ii) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (iii) whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” (iv) the word “or” shall not be exclusive and (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law.

11.4 Counterparts. This Agreement may be executed and delivered (including by facsimile transmission or other electronic means such as “.pdf” files) in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

11.5 Entire Agreement. This Agreement (including the Disclosure Schedule, other Schedules and other documents and the instruments referred to herein), the Voting and Support Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

11.6 Governing Law; Venue; WAIVER OF JURY TRIAL.

(a) This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law.

(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in Wilmington, Delaware (the “Delaware

Courts”), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Delaware Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Delaware Courts, (iii) waives any objection that the Delaware Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 11.2.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) THE PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (III) THE PARTY MAKES THIS WAIVER VOLUNTARILY; AND (IV) THE PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.6.

11.7 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

11.8 Additional Definitions. In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

“Acceptable Confidentiality Agreement” shall mean any customary confidentiality agreement that contains provisions that are no less favorable to Company than those applicable to Parent that are contained in the Confidentiality Agreement.

“AOCI” shall mean the accumulated other comprehensive income of Company, determined in accordance with GAAP consistently applied and in accordance with the books and records of Company.

“Balance Sheet Date” shall mean December 31, 2016.

“Business Day” shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Dallas, Texas are authorized or obligated pursuant to legal requirements or executive order to be closed.

“Closing Tangible Book Value” shall mean the amount, as of the Closing Date, equal to (a) the sum of “common stock”, “additional paid-in capital”, “retained earnings” and “current earnings”, if not already included in “retained earnings” (excluding accumulated other comprehensive income (loss), on a consolidated basis, as determined pursuant to GAAP) minus (b) “goodwill,” in each case of Company, on a consolidated basis, as determined under GAAP, prepared in a manner consistent with the methodologies, assumptions, policies and practices used in the preparation of the Recent Company Balance Sheet, and as mutually agreed in writing by Company and Parent; provided that for purposes of calculating Closing Tangible Book Value, there shall be included, without duplication, deductions or accruals made for: (i) the amount of any fees and commissions payable by Company or any Affiliates of Company to any broker, finder, financial advisor or investment banking firm in connection with this Agreement and the transactions contemplated hereby; (ii) the amount of any legal and accounting fees payable by Company or any Affiliates of Company in connection with the Merger, this Agreement, the Bank Merger, related regulatory filings, and the transactions contemplated hereby; (iii) any transaction bonus, change-in-control, salary continuation, deferred compensation or other similar payment payable by Company or the Company Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement and the employer portion of any payroll Taxes associated therewith; (iv) any severance resulting from any termination of employment with Company or any Company Subsidiary prior to the Closing (other than any termination of employment at the request of Parent) and the employer portion of any payroll Taxes associated therewith; (v) an additional $400,000 in excess of the Company’s allowance for loan and lease losses as calculated in accordance with current practice as of the Closing Date, and (vi) an amount equal to all accrued and unpaid accounts payable, PTA, self-insurance claims and trust preferred interest as of the Closing Date as determined in accordance with GAAP.

“Company Takeover Proposal” shall mean any inquiry, proposal or offer from any person (other than Parent and its Subsidiaries) relating to, or that may lead to, in a single transaction or a series of related transactions, (A) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Company or any of its Subsidiaries, (B) any acquisition of 20% or more of the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company, (C) any acquisition (including the acquisition of stock in any Subsidiary of Company) of assets or businesses of Company or its Subsidiaries, including pursuant to a joint venture, representing 20% or more of the consolidated assets, revenues or net income of Company, (D) any tender offer or exchange offer that if consummated would result in any person beneficially owning 20% or more to the outstanding Company Common Stock or securities of Company representing more than 20% of the voting power of Company or (E) any combination of the foregoing types of transactions if the sum of the percentage of consolidated assets, consolidated revenues or earnings and Company Common Stock (or voting power of securities of Company other than the Company Common Stock) involved is 20% or more.

“Confidentiality Agreement” shall mean that certain letter agreement, dated as of March 20, 2017, by and between Company and Parent, as amended on April 20, 2017 (as it may be amended from time to time).

“Conversion Date” shall mean the date on which the conversion of Company’s core data processing system to Parent’s core data processing system is completed.

“Corporate Entity” shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

“Disclosure Schedule” shall mean the disclosure schedule dated as of the date of this Agreement and delivered by Company to Parent concurrent with the execution and delivery of this Agreement.

“End Time” shall mean 11:59 p.m., Mountain Time, on April 26, 2018.

“ERISA Affiliate” shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“GAAP” shall mean generally accepted accounting principles in the United States.

“Holdback Consideration” shall mean $1,000,000.

“Knowledge” shall mean the actual knowledge of those individuals set forth in Section 11.8 of the Disclosure Schedule. For purposes of this definition, the individuals set forth in Section 11.8 of the Disclosure Schedule shall be deemed to have actual knowledge of facts that would be reasonably expected to come to the attention of such individual in the course of the management reporting practices of Company.

“Law” or “Laws” shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

“Material Adverse Effect” shall mean, with respect to Company any event, circumstance, development, change or effect that, individually or in the aggregate, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, operations, results of operations or financial condition of Company and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a “Material Adverse Effect” shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in

GAAP or regulatory accounting requirements applicable to banks or savings associations and their holding companies generally, (B) changes after the date of this Agreement in Laws of general applicability to banks or savings associations and their holding companies, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other banks or savings associations and their holding companies, (D) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, (E) the announcement of the Merger and the transactions contemplated hereby or (F) actions or omissions taken or not taken with the express prior written consent of Parent; except, with respect to clauses (A), (B), (C) and (D), to the extent that the effects of such change disproportionately affect Company and its Subsidiaries, taken as a whole, as compared to other banks or savings associations and their holding companies.

“Merger Consideration” shall mean an amount in cash equal to (a) $39,000,000, plus (b) the amount, if any, by which the Closing Tangible Book Value exceeds the Target Tangible Book Value, less (c) the amount, if any, by which the Target Tangible Book Value exceeds the Closing Tangible Book Value.

“Parent Material Adverse Effect” shall mean, with respect to Parent any event, circumstance, development, change or effect that, individually or in the aggregate, prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Parent to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder.

“party” or “parties” shall mean Company and Parent.

“Per Share Closing Consideration” shall mean the Per Share Merger Consideration less the Per Share Holdback Consideration.

“Per Share Holdback Consideration” shall mean the Holdback Consideration divided by the total number of shares of Company Common Stock issued and outstanding on the Closing Date and entitled to receive the Per Share Merger Consideration.

“Per Share Merger Consideration” shall mean an amount in cash per share equal to the Merger Consideration divided by the total number of shares of Company Common Stock issued and outstanding on the Closing Date and entitled to receive the Per Share Merger Consideration.

“Person” shall mean any individual, Corporate Entity or Governmental Entity.

“SBA” means the U.S. Small Business Administration.

“Specified Efforts” means the efforts that a prudent Person desirous of achieving a result would use in similar circumstances to ensure that such a result is achieved as expeditiously as possible; provided, however, that in no event shall “Specified Efforts” require a party to undertake extraordinary or unreasonable measures, including, the initiation or prosecution of legal proceedings.

“Superior Proposal” shall mean a bona fide, unsolicited written Company Takeover Proposal (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and Company, the shareholders of such third party) acquiring, directly or indirectly, more than 50% of the outstanding Company Common Stock or more than 50% of the assets of Company and its Subsidiaries, taken as a whole and (B) that the board of directors of Company determines in good faith, after consultation with its financial advisor and outside legal counsel, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, is reasonably likely to be completed on the terms proposed, is not subject to any due diligence investigation or financing condition, and is fully financed with available cash on hand, or is otherwise fully backed by written financing commitments in full force and effect and (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal), is more favorable to the shareholders of Company from a financial point of view than the Merger.

“Target Tangible Book Value” shall mean $24,200,000.

“Tax” or “Taxes” shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

“Tax Return” shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

“Treasury Regulations” shall mean the U.S. Treasury Regulations promulgated under the Code.

11.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

11.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

VALLEY BANCORP, INC.

By:	/s/ James J. O’Dell
Name: James J. O’Dell
Title: Chairman

TRIUMPH BANCORP, INC.

By:	/s/ Aaron P. Graft
Name: Aaron P. Graft
Title: President and Chief Executive Officer

SHAREHOLDER REPRESENTATIVE

By:	/s/ James J. O’Dell
Name: James J. O’Dell

EXHIBIT A

FORM OF VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement (this “Agreement”), dated as of July 26, 2017, is by and among Triumph Bancorp, Inc., a Texas corporation (“Parent”), Valley Bancorp, Inc., a Colorado corporation (“Company”), and the undersigned shareholders of Company (each a “Shareholder” and collectively, the “Shareholders,” and together with Company and Parent, the “parties”).

WHEREAS, the Shareholders are the record and beneficial owners of the number of shares of (x) common stock, $0.10 par value, of Company (“Company Voting Common Stock”) and (y) Class B common stock, $0.10 par value, of Company (“Company Class B Common Stock”, and together with the Company Voting Common Stock, the “Company Common Stock”), set forth on Annex A attached hereto (collectively, such shares, together with any other shares of capital stock of Company the beneficial ownership of which is acquired by the Shareholders after the date hereof (including through the exercise of stock options, warrants or similar rights, the conversion or exchange of securities or the Merger (as defined below) of the power to vote or direct the voting of such shares) being collectively referred to herein as the “Shares” of the Shareholders);

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Company and James J. O’Dell, solely in his capacity as the representative (the “Shareholder Representative”) of each Company shareholder have entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended, supplemented or otherwise modified in accordance with its terms, the “Merger Agreement”), pursuant to which Company and Parent have, among other things, agreed to the merger of Company with and into Parent on the terms and conditions set forth in the Merger Agreement (the “Merger”); and

WHEREAS, as an inducement and an essential condition to Parent entering into the Merger Agreement, Company and the Shareholders have agreed to enter into this Agreement pursuant to the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1. Voting Agreement; Irrevocable Proxy.

(a) Voting Agreement. Each Shareholder covenants and agrees that, prior to the Expiration Date, at any duly called meeting of the shareholders of Company (or any adjournment, postponement or continuation thereof), and in any other circumstances other than a duly called meeting of the shareholders of Company upon which a vote, consent or other approval (including by written consent) of the shareholders of Company with respect to the Merger or the Merger Agreement is sought, such Shareholder shall appear at such meeting, in person or by proxy, and shall vote, and cause to be voted, all Shares of such Shareholder that are entitled to vote: (i) in favor of (A) the approval of the Merger Agreement and approval of the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof) and (B) the approval of any proposal to adjourn or postpone such meeting to a later date if there are not sufficient votes to approve the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement (or any actions required in furtherance thereof), and (ii) against (A) any proposal made in opposition to or in competition with the Merger or the transactions contemplated by the Merger Agreement, (B) any action, proposal, transaction or agreement which would, or would reasonably be expected to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of Company under the Merger Agreement or of such Shareholder under this Agreement, (C) any merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture, sale of assets or other similar transaction with or involving Company and any party other than Parent, including any Company Takeover Proposal, and (D) any other action or proposal the consummation of which would, or could reasonably be expected to, prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes of or adversely affect the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the fulfillment of Company’s or Parent’s conditions under the Merger Agreement. Any such vote shall be cast (or consent shall be given) by such Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). Each Shareholder agrees not to enter into any agreement or commitment with any Person the effect of which would be inconsistent with or otherwise violate the provisions and agreements set forth in this Section 1. The voting agreements contained herein are coupled, and shall be deemed coupled, with an interest and may not be modified, rescinded or revoked in any manner that would render the consummation of the Merger pursuant to the Merger Agreement illegal, impermissible or ultra vires during the term of this Agreement.

(b) Grant of Irrevocable Proxy. In furtherance of each Shareholder’s agreement in Section 1(a), such Shareholder hereby appoints Parent and any designee of Parent, and each of them individually, as such Shareholder’s agent, proxy and attorney-in-fact, with full power of substitution, for and in the name, place and stead of such Shareholder, to vote all Shares of such Shareholder that are entitled to vote (at any meeting of Company’s shareholders however called and any adjournment thereof), or to execute one or more written consents in respect of such Shares, in accordance with Section 1(a). This proxy shall (i) be valid and irrevocable until the Expiration Date and (ii) automatically terminate upon the Expiration Date. Each Shareholder represents and warrants that any and all other proxies heretofore given in respect of the Shares of such Shareholder are revocable, and that such other proxies have been revoked. Each Shareholder affirms that the foregoing proxy is: (A) given (1) in connection with the execution of the Merger Agreement and (2) to secure the performance of such Shareholder’s duties under this Agreement, (B) coupled with an interest and may not be revoked except as otherwise provided in this Agreement and (C) intended to be irrevocable prior to the Expiration Date. To the extent permitted by applicable Law, all authority herein conferred shall survive the death or incapacity of any Shareholder and shall be binding upon the heirs, estate, administrators, personal representatives, successors and assigns of such Shareholder.

(c) Other Voting Rights. Notwithstanding anything to the contrary herein, each Shareholder shall remain free to vote or exercise its rights to consent with respect to the Shares with respect to any matter not covered by Section 1(a) in any manner such Shareholder deems appropriate, provided, that such vote or consent would not and could not reasonably be expected to prevent, impede, interfere with, delay, postpone, discourage or frustrate the purposes, or prevent or delay the consummation, of the Merger or the other transactions contemplated by the Merger Agreement or the fulfillment of Company’s or Parent’s conditions under the Merger Agreement.

(d) Additional Shares. In the event that any Shareholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional voting interests with respect to Company, such voting interests shall, without further action of the parties, be subject to the provisions of this Agreement and the number of Shares shall be deemed to have been adjusted accordingly.

(e) Termination. The obligations set forth in this Section 1 shall terminate immediately upon the consummation of the Merger pursuant to the Merger Agreement.

2. Restrictions on Transfer. Each Shareholder covenants and agrees, in his, her or its capacity as a shareholder of Company only, that prior to the Expiration Date, such Shareholder shall not, and shall cause each controlled Affiliate of such Shareholder (other than Company) not to, directly or indirectly (other than pursuant to this Agreement or in connection with the Merger), (i) give, offer, sell, exchange, transfer, assign, pledge, encumber, hedge or otherwise dispose of the record or beneficial ownership (or enter into any other transaction that has similar economic effect to the foregoing) (any such act, a “Transfer”) of, or enter into any contract, option or other legally binding arrangement for the Transfer of, or consent to any Transfer of, any or all of such Shareholder’s (or such Shareholder’s controlled Affiliate’s) Shares, or any right, title or interest therein, or seek to do any of the foregoing, (ii) grant any proxies or enter into any voting trust, voting agreement, power of attorney or other agreement or legally binding arrangement with respect to any such Shares or deposit any of such Shares into a voting trust, or (iii) otherwise permit any Liens to be created on any such Shares. No Transfer of any Shares in violation of this Section 2 shall be made or recorded on the books of Company and any such attempted Transfer shall be void and of no effect. Each Shareholder shall promptly notify Parent if such Shareholder is approached or solicited, directly or indirectly, in respect of any Transfer of Shares, and shall provide Parent with all details relating thereto as reasonably requested by Parent. Furthermore, Shareholder covenants and agrees not to take any action that would cause any “moratorium,” “control share,” “fair price,” “takeover,” “interested shareholder” or other similar Law to apply to the Shares.

3. Confidentiality. Each Shareholder recognizes that successful consummation of the transactions contemplated by this Agreement (including the Merger) may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, prior to the public disclosure thereof by Company or Parent pursuant to the terms of the Merger Agreement, each Shareholder hereby agrees, in his, her or its capacity as a shareholder of Company only, not to issue any press release or make any other public statement or disclose or discuss such matters with anyone not a party to this Agreement (other than such Shareholder’s counsel and advisors, if any) without the prior written consent of Company and Parent, except as required by applicable Law.

4. Nonsolicitation. Prior to the Expiration Date, each Shareholder (solely in its capacity as a shareholder of Company) shall not, and shall use reasonable best efforts to cause its agents, advisors and other representatives (“Representatives”) not to, (a) solicit, initiate, induce, encourage or knowingly facilitate (including by way of furnishing information) the making of any Company Takeover Proposal or any inquiry with respect to, or which could result in, a Company Takeover Proposal (“Alternative Inquiry”), (b) other than with Parent or Parent’s Representatives, enter into, continue, have or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information in connection with, any Company Takeover Proposal or any Alternative Inquiry, (c) approve, accept, endorse or recommend any Company Takeover Proposal or knowingly facilitate any effort or attempt to make or implement a Company Takeover Proposal or Alternative Inquiry, or (d) enter into any agreement with respect to or resolve or agree to any of the actions described in clauses (a) through (c) of this sentence. Upon execution of this Agreement, each Shareholder (solely in its capacity as a shareholder of Company) shall, and shall use reasonable best efforts to cause its Representatives to, immediately cease and terminate any discussions or negotiations with any Person conducted heretofore with respect to any Company Takeover Proposal or Alternative Inquiry.

5. Representations, Warranties and Covenants of Shareholder. Each Shareholder, severally and not jointly, represents, warrants and covenants to Parent that:

(a) Ownership of Shares. Such Shareholder beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act) and (except with respect to shares held in street name) owns of record all of the Shares listed on Annex A attached hereto as owned by such Shareholder as of the date hereof, free and clear of all Liens, proxies and restrictions on the right to vote (solely with respect to the Company Voting Common Stock) or Transfer such Shares, except for any such Liens and restrictions arising hereunder and except for Transfer restrictions of general applicability under the Securities Act of 1933, as amended, and state “blue sky” laws. Without limiting the foregoing, except to the extent set forth in this Agreement, such Shareholder has the sole power, authority and legal capacity to vote (solely with respect to the Company Voting Common Stock) and Transfer such Shareholder’s Shares listed on Annex A attached hereto and no Person other than such Shareholder has any right to direct or approve the voting or disposition of any of such Shareholder’s Shares. As of the date hereof, such Shareholder does not own, beneficially or of record, any voting securities of Company other than the number of shares of Company Voting Common Stock set forth on Annex A attached hereto. Such Shareholder does not hold any options, warrants or other rights to acquire any additional shares of Company Common Stock or any securities exercisable for or convertible into shares of Company Common Stock.

(b) Authorization. The execution, delivery and performance by such Shareholder of this Agreement and the consummation by such Shareholder of the transactions contemplated hereby are (i) if such Shareholder is an entity, within the corporate or other organizational powers of such Shareholder and have been duly authorized by all necessary corporate or other organizational action or (ii) if such Shareholder is an individual, within the capacity of such Shareholder. This Agreement constitutes a legal, valid and binding Agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, subject only to the effect of any applicable bankruptcy, insolvency, moratorium or similar Law affecting creditors’ rights generally and to rules of Law governing specific performance, injunctive relief and other equitable remedies. If this Agreement is being executed in a representative or fiduciary capacity, the Person signing this Agreement has full power and authority to enter into and perform this Agreement.

(c) No Conflicts. The execution and delivery of this Agreement by such Shareholder does not, and the performance of this Agreement by such Shareholder will not, (i) require such Shareholder to obtain any consent, approval, authorization, waiver or permit of any Governmental Entity, (ii) conflict with or violate any Laws, statutes, ordinances, codes, orders, rules, regulations and other legally enforceable requirements enacted, issued, adopted, promulgated, enforced, ordered or applied by any Governmental Entity applicable to such Shareholder or by which any property of such Shareholder is bound or affected, or (iii) result in any breach of or constitute a default under (or an event which, with notice or lapse of time, or otherwise, would constitute a default), or give rise to a right of termination or cancellation, an acceleration of performance required, a loss of benefits, or result in the creation of a Lien on any asset of such Shareholder pursuant to, any agreement, instrument or indenture to which such Shareholder is a party or by which such Shareholder is bound, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences of the type referred to above which would not reasonably be expected to prevent, delay or impair such Shareholder’s ability to perform its obligations under this Agreement.

(d) No Inconsistent Agreements. Such Shareholder has not entered into any agreement or commitment with any Person that is inconsistent with this Agreement.

6. Termination. If (x) the Merger Agreement is terminated in accordance with its terms other than pursuant to Section 8.1(h) of the Merger Agreement, (y) the Merger Agreement is terminated pursuant to Section 8.1(h) of the Merger Agreement, or (z) the Merger Agreement is amended without the prior written consent of a Shareholder in such a manner that reduces the amount of consideration or changes the form of consideration to be received by such Shareholder, then, in the case of clause (x) as to all Shareholders and in the case of clause (z) as to any non-consenting Shareholders, this Agreement, and such Shareholder’s representations, warranties and covenants herein, shall terminate, in the case of a termination described in the foregoing clause (x) or amendment described in the foregoing clause (z), immediately upon such termination or amendment of the Merger Agreement or, in the case of a termination described in the foregoing clause (y) on the date that is one year following such termination (the “Expiration Date”); provided, however, that this Section 6 and Section 9 shall survive the termination of this Agreement. No party shall be relieved of any liability or damages incurred or suffered by the other parties to the extent such liabilities or damages were the result of fraud or the material and intentional breach by a party of any of its representations, warranties, covenants or other agreements set forth herein.

7. Waiver of Appraisal and Dissenters’ Rights. Shareholder hereby (a) waives and agrees not to exercise any rights (including under Article 113 of the CBCA) to demand appraisal of any Shares or rights to dissent from the Merger which may arise with respect to the Merger or under the transactions contemplated by the Merger Agreement and (b) agrees (i) not to commence or participate in, and (ii) to take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Company, Parent or any of their respective Affiliates or directors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim

(A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement or (B) alleging a breach of any fiduciary duty of the Board of Directors of Company in connection with the Merger Agreement or the transactions contemplated thereby.

8. Notices of Certain Events. Each Shareholder shall promptly notify Parent of any development occurring after the date hereof that causes, or that would reasonably be expected to cause, any of the representations and warranties of such Shareholder set forth in this Agreement no longer to be true and correct.

9. General Provisions.

(a) No Other Agreement. Each Shareholder does not make any agreement or understanding in this Agreement in such Shareholder’s capacity as a director, officer, employee or agent of Company or any of its subsidiaries, and nothing in this Agreement (i) will limit or affect any actions or omissions taken by any Shareholder solely in his, her or its capacity as such a director, officer, employee or agent, as applicable, including in exercising rights under the Merger Agreement, and no such actions or omissions solely in such capacity shall be deemed a breach of this Agreement or (ii) will be construed to prohibit, limit or restrict any Shareholder from exercising such Shareholder’s fiduciary duties as an director, officer, employee or agent, as applicable, to Company or its shareholders.

(b) Notices. All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given (i) when sent by facsimile transmission (providing confirmation of transmission by the transmitting equipment) or e-mail of a .pdf attachment (with confirmation of receipt by non-automated reply e-mail from the recipient) (provided, that any notice received by facsimile or e-mail transmission or otherwise at the addressee’s location on any business day after 5:00 p.m. (New York time) shall be deemed to have been received at 9:00 a.m. (New York time) on the next business day) or (ii) on the date of receipt when sent by an internationally recognized overnight carrier (providing proof of delivery) or when delivered by hand, addressed to, in the case of any Shareholder, the address set forth on Annex A, and, in the case of Parent or Company, to their respective addresses set forth in the Merger Agreement.

(c) Specific Performance. The parties hereto agree that irreparable damage would occur and that the parties would not have an adequate remedy at Law in the event that any of the provisions of this Agreement, including the irrevocable proxy, were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the parties further agree that each party shall be entitled to an injunction or restraining order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court with jurisdiction pursuant to Section 9(f) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond or other security in connection therewith), this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at Law or in equity.

(d) Entire Agreement. This Agreement (including the documents and instruments referred to herein, including the Merger Agreement) constitutes the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(e) Assignment; Parties in Interest. No party to this Agreement may assign any of its rights, interests or obligations under this Agreement or delegate any of its duties under this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties hereto, and any such assignment or delegation in contravention of this Section 9(e) shall be void and of no force or effect; provided, that Parent may, in its sole discretion, assign or transfer all or any of its rights under this Agreement to any direct or indirect wholly-owned subsidiary of Parent. Subject to the foregoing, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any Person not a party hereto any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including to confer third party beneficiary rights.

(f) Governing Law; Consent to Jurisdiction; Venue. This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware without regard to the conflicts of Law rules of such state. All suits, actions or proceedings (a “Legal Proceeding”) arising out of or relating to this Agreement shall be heard and determined in any state or federal court sitting in the State of Delaware. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of the Delaware Court of Chancery and the United States District Court for the District of Delaware for the purpose of a Legal Proceeding arising out of or relating to this Agreement, and each of the parties hereto irrevocably agrees that all claims in respect to such Legal Proceeding may be heard and determined exclusively in such venues. Each of the parties hereto irrevocably consents to the service of any summons and complaint and any other process in any Legal Proceeding relating to the Merger, on behalf of itself or its property, by the personal delivery of copies of such process to such party. Nothing in this Section 9(f) shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law.

(g) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

(h) Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

(i) Certain Definitions and Rules of Construction. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement. References in this Agreement to any gender shall include references to all genders. Unless the context otherwise requires, references in the singular include references in the plural and vice versa. References to a party to this Agreement or to other agreements described herein means those Persons executing such agreements. The words “include”, “including” or “includes” shall be deemed to be followed by the phrase “without limitation” or the phrase “but not limited to” in all places where such words appear in this Agreement. The word “or” shall be deemed to be inclusive. This Agreement is the joint drafting product of each of the parties hereto, and each provision has been subject to negotiation and agreement and shall not be construed for or against any party as drafter thereof. Each case in this Agreement where this Agreement is represented or warranted to be enforceable will be deemed to include, as a limitation, the extent to which such enforceability may be subject to applicable bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium or similar Laws affecting the enforcement of creditors’ rights generally and to general equitable principles, whether applied in equity or at Law.

(j) Counterparts; Facsimile or E-mail Signature. This Agreement may be executed in two or more counterparts which together shall constitute a single agreement. Execution of this Agreement may be made by facsimile signature or e-mail of a .pdf attachment, which, for all purposes, shall be deemed to be an original signature.

(k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction, unless the effects of such invalidity or unenforceability would prevent the parties from realizing the economic benefits of the Merger that they currently anticipate obtaining therefrom. Upon such determination that any term or other provision is invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

(l) No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or other like relationship between the parties.

(m) No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholders, and Parent shall have no authority to direct any Shareholder in the voting or disposition of any of the Shares except as otherwise provided herein.

(n) Amendment. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(o) Waiver. The parties hereto may, to the extent permitted by applicable Laws, (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties by any other party contained herein or in any documents delivered by any other party pursuant hereto, and (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations contained herein. No failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

(p) Consultation with Counsel. Each party acknowledges and represents that, in executing this Agreement, it has had the opportunity to seek advice as to its legal rights from legal counsel and that such party has read and understood all of the terms and provisions of this Agreement. This Agreement shall not be construed against any party by reason of the drafting or preparation thereof.

(q) Non-Recourse. Each party to this Agreement enters into this Agreement solely on its own behalf, the obligations of each Shareholder under this Agreement are several (with respect to itself) and not joint with the obligations of any other Shareholder and each such party shall be liable, severally and not jointly, solely for any breaches of this Agreement by such party and in no event shall any party be liable for breaches of this Agreement by any other party hereto.

[Signature page follows]

IN WITNESS WHEREOF, Company, Parent and the Shareholders have caused this Agreement to be duly executed and delivered as of the date first written above.

TRIUMPH BANCORP, INC.

By:
	Name:	Aaron P. Graft
	Title:	President and Chief Executive Officer

VALLEY BANCORP, INC.

By:
	Name:	James J. O’Dell
	Title:	Chairman

[SHAREHOLDER SIGNATURE BLOCKS]

[Signature Page to Voting and Support Agreement]

ANNEX A

SHAREHOLDER INFORMATION

Name and Address for Notices	Number of Shares Owned

Total	10,369.80 – Company Voting Common Stock 114,575.60 – Company Class B Common Stock

A-1